UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF
BROOKFIELD REINSURANCE LTD.
AS AT JUNE 30, 2023 AND DECEMBER 31, 2022,
AND FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2023 AND 2022

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT US$ MILLIONS, EXCEPT SHARE DATA	Note	June 30, 2023	December 31, 2022
Assets
Available-for-sale fixed maturity securities, at fair value (net of allowance for credit losses of $39 and $30 respectively; amortized cost of $16,987 and $17,606, respectively)	3	$15,833	$16,316
Equity securities, at fair value	4	1,362	1,253
Mortgage loans on real estate, at amortized cost, (net of allowance for credit loss of $47 and $41, respectively)	5	5,958	5,888
Private loans, at amortized cost, (net of allowance for credit loss of $30 and $28, respectively)	6	1,337	1,144
Real estate and real estate partnerships, (net of accumulated depreciation of $323 and $304, respectively)	7	2,224	1,036
Investment funds	11	1,956	1,671
Policy loans	11	381	374
Short-term investments	11	2,905	2,402
Other invested assets, net	11	402	211
Total investments		32,358	30,295
Cash and cash equivalents		2,893	2,145
Accrued investment income		285	341
Deferred policy acquisition costs	14	1,986	1,585
Reinsurance funds withheld	12	6,540	5,812
Premiums due and other receivables		541	436
Deferred tax asset		489	490
Reinsurance recoverables, net		627	589
Property and equipment		160	194
Other assets	19	849	405
Goodwill	15	121	121
Separate account assets	13	1,145	1,045
Total assets		47,994	43,458
Liabilities
Future policy benefits	17	8,863	8,011
Policyholders' account balances	18	23,018	20,141
Policy and contract claims	20	1,868	1,786
Deposit liabilities	12	1,632	1,657
Market risk benefit	19	131	124
Unearned premium reserve		1,150	1,086
Due to related parties	26	525	241
Other policyholder funds		316	322
Notes payable		158	151
Corporate borrowings	21	1,740	2,160
Subsidiary borrowings	21	1,494	1,492
Liabilities issued to reinsurance entities		217	151
Other liabilities		1,191	826
Separate account liabilities	13	1,145	1,045
Total liabilities		43,448	39,193
Mezzanine equity
Redeemable Junior Preferred Shares, par value $25 per share, redemption amount of $2,635 (100,460,280 shares outstanding)	23	2,635	2,580
Equity
Class A exchangeable, Class B, and Class C (10,450,952 class A exchangeable shares, 24,000 class B shares; par value $33.56 per share and 41,314,891 class C shares issued and outstanding; par value $1 per share)	23	1,926	1,890
Retained earnings		477	310
Accumulated other comprehensive income (loss), net of taxes	24	(501)	(523)
Non-controlling interests		9	8
Total equity		1,911	1,685
Total liabilities, mezzanine equity, and equity		$47,994	$43,458
    The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

US$ MILLIONS, EXCEPT PER SHARE AMOUNTS		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2023	2022	2023	2022
Net premiums		$1,099	$1,201	$1,899	$1,310
Other policy revenue		103	31	200	31
Net investment income	10	440	195	840	251
Investment related gains (losses), net	10	292	(135)	186	(107)
Net investment results from funds withheld		106	(12)	118	73
Total revenues		2,040	1,280	3,243	1,558

Policyholder benefits and claims incurred	17	(1,133)	(1,148)	(1,875)	(1,253)
Interest sensitive contract benefits	18	(316)	(18)	(557)	(36)
Commissions for acquiring and servicing policies	14	(213)	(62)	(393)	(62)
Net change in deferred policy acquisition costs	14	250	18	362	38
Change in fair value of market risk benefit	19	14	55	8	67
Other reinsurance expenses		(23)	(10)	(37)	(14)
Operating expenses		(186)	(75)	(362)	(92)
Interest expense		(60)	(18)	(120)	(23)
Total benefits and expenses		(1,667)	(1,258)	(2,974)	(1,375)
Net income before income taxes		373	22	269	183
Income tax recovery (expense)	22	(13)	3	(2)	(2)
Net income for the period		$360	$25	$267	$181
Attributable to:
Class A exchangeable and Class B shareholders		$1	$1	$2	$3
Class C shareholders		362	26	263	180
Non-controlling interests		(3)	(2)	2	(2)
		$360	$25	$267	$181
Net income per class C share
Basic	25	$8.07	$0.53	$5.04	$6.55

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Three Months Ended June 30,		Six Months Ended June 30,
US$ MILLIONS	Note	2023	2022	2023	2022
Net income		$360	$25	$267	$181
Other comprehensive income (loss) that will be reclassified to net income, net of tax
Equity accounted other comprehensive income (loss)		—	(263)	—	(280)
Net unrealized gain (loss) on available for sale securities		(279)	(399)	128	(668)
Foreign currency translation		1	(4)	(1)	(1)
Change in discount rate for future policyholder benefit liability		80	206	(98)	412
Change in instrument specific credit risk for market risk benefit		(22)	19	(10)	13
Defined benefit pension plan adjustment		2	—	3	—
Total other comprehensive income (loss)	24	(218)	(441)	22	(524)
Comprehensive income (loss)		$142	$(416)	$289	$(343)

Attributable to:
Class A exchangeable and Class B shareholders	$1	$1	$2	$3
Class C shareholders	144	(414)	285	(343)
Non-controlling interests	(3)	(3)	2	(3)
	$142	$(416)	$289	$(343)
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Class A exchangeable and Class B shareholders			Class C shareholders
FOR THE PERIODS ENDED US$ MILLIONS	Share Capital	Retained Earnings	Total	Share Capital	Retained Earnings	Accumulated other Comprehensive Income (Loss)	Total	Non-controlling interests	Total Equity
Balance as at January 1, 2023	$423	$9	$432	$1,467	$301	$(523)	$1,245	$8	$1,685
Changes in the period:
Net income	—	1	1	—	(99)	—	(99)	5	(93)
Other comprehensive loss	—	—	—	—	—	240	240	—	240
Comprehensive income (loss)	—	1	1	—	(99)	240	141	5	147
Other items:
Equity issuances	38	—	38	—	—	—	—	—	38
Distributions and redeemable preferred share dividends	(1)	—	(1)	—	(67)	—	(67)	(4)	(72)
Other	(10)	—	(10)	10	—	—	10	—	—
Total change in the period	27	1	28	10	(166)	240	84	1	113
Balance as at March 31, 2023	$450	$10	$460	$1,477	$135	$(283)	$1,329	$9	$1,798
Changes in the period:
Net income	—	1	1	—	362	—	362	(3)	360
Other comprehensive loss	—	—	—	—	—	(218)	(218)	—	(218)
Comprehensive income (loss)	—	1	1	—	362	(218)	144	(3)	142
Other items:
Equity issuances	—	—	—	—	—	—	—	1	1
Distributions and redeemable preferred share dividends	(1)	—	(1)	—	(28)	—	(28)	2	(27)
Derecognition of equity accounted investments	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	(3)	—	(3)	—	(3)
Total change in the period	(1)	1	—	—	331	(218)	113	—	113
Balance as at June 30, 2023	$449	$11	$460	$1,477	$466	$(501)	$1,442	$9	$1,911
1.The Company distributed $0.07 in the form of a return of capital per each Class A exchangeable and Class B share in the first and second quarters of 2023.
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

	Class A exchangeable and Class B shareholders			Class C shareholders
FOR THE PERIODS ENDED US$ MILLIONS	Share Capital	Retained Earnings	Total	Share Capital	Retained Earnings	Accumulated other Comprehensive Income (Loss)	Total	Non-controlling interests	Total Equity
Balance as at January 1, 2022	$536	$3	$539	$963	$(124)	$(33)	$806	$—	$1,345
Changes in the period:
Net income	—	2	2	—	154		154	—	156
Other comprehensive loss	—	—	—	—	—	(83)	(83)	—	(83)
Comprehensive income (loss)	—	2	2	—	154	(83)	71	—	73
Other items:
Equity issuances	—	—	—	—	—	—	—	—	—
Distributions	(2)	—	(2)	—	26	(5)	21	—	19
Total change in the period	(2)	2	—	—	180	(88)	92	—	92
Balance as at March 31, 2022	$534	$5	$539	$963	$56	$(121)	$898	$—	$1,437
Changes in the period:
Net income	—	1	1	—	26	—	26	(2)	25
Other comprehensive loss	—	—	—	—	—	(440)	(440)	(1)	(441)
Comprehensive income (loss)	—	1	1	—	26	(440)	(414)	(3)	(416)
Other items:
Equity issuances	—	—	—	450	—	—	450	11	461
Distributions and redeemable preferred share dividends[1]	(1)	—	(1)	—	(11)	—	(11)	—	(12)
Total change in the period	(1)	1	—	450	15	(440)	25	8	33
Balance as at June 30, 2022	$533	$6	$539	$1,413	$71	$(561)	$923	$8	$1,470
1. The Company distributed $0.14 in the form of a return of capital per each Class A exchangeable and Class B share in the first and second quarters of 2022.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUN. 30 US$ MILLIONS	2023	2022
Operating activities
Net income	$267	$181
Adjustments to reconcile net income to net cash from operating activities:
Premiums received in kind	—	(910)
Accretion on investments	(57)	—
Depreciation and amortization	17	3
Unrealized losses (gains) on investments and derivatives	(263)	705
Net losses (gains) on investments and derivatives	14	(69)
Investment credit losses (reversals)	25	(1)
Income from real estate partnerships, investment funds and corporations	(95)	(86)
Distributions from real estate partnerships, investment funds and corporations	35	41
Interest credited to policyholder account balances	275	5
Deferred income taxes	(2)	11
Changes in operating assets and liabilities:
Policyholder liabilities	1,755	708
Deposit liabilities	(128)	(3)
Reinsurance funds withheld	(769)	(213)
Deferred policy acquisition costs	(352)	(96)
Reinsurance recoverables	(35)	58
Accrued investment income	52	(124)
Working capital and other	23	179
Cash flows from operating activities	762	389
Investing activities
Acquisition of subsidiary, net of cash acquired	—	(4,086)
Purchase of investments
Fixed maturity, available for sale	(3,616)	(2,406)
Equity securities	(241)	(384)
Mortgage loans on real estate	(265)	(171)
Private loans	(25)	(121)
Real estate and real estate partnerships	(1,054)	—
Investment funds	(971)	(306)
Short-term investments	(6,952)	(2,465)
Other invested assets	(264)	—
Proceeds from sales and maturities of investments
Fixed maturity, available for sale	3,530	3,759
Equity securities	43	34
Mortgage loans on real estate	220	154
Private loans	409	—
Real estate and real estate partnerships	3
Investment funds	80	—
Short-term investments	6,966	1,953
Other invested assets	524	—
Purchases of derivatives	—	(27)
Proceeds (settlements) from sales and maturities of derivatives	(32)	128
Purchase of intangibles and property and equipment	—	(7)
Proceeds from sales of intangibles and property and equipment	—	2
Change in collateral held for derivatives	88	(11)
Other, net	(3)	—
Cash flows from investing activities	(1,560)	(3,954)

Financing activities
Issuance of common equity	—	450
Issuance of preferred equity	—	2,459
Return of capital to common stockholders	—	(3)
Proceeds from non-controlling interest	1	—
Borrowings from related parties	268	255
Repayment of borrowings to related parties	—	(580)
Borrowings from external parties	1,033	3,657
Repayment of borrowings to external parties	(1,453)	(1,055)
Borrowings issued to reinsurance entities	—	49
Policyholders’ account deposits	2,948	141
Policyholders’ account withdrawals	(1,309)	(112)
Debt issuance costs	—	(4)
Proceeds from repurchase agreement	112	197
Repayments of repurchase agreement	(55)	(197)
Cash flows from financing activities	1,545	5,257
Cash and cash equivalents
Cash and cash equivalents at beginning of period	2,145	393
Net change during the period	747	1,692
Foreign exchange on cash balances held in foreign currencies	1	(1)
Cash and cash equivalents, end of period	$2,893	$2,084

Supplementary cash flow disclosures
Cash taxes (recovery) paid	$(11)	$40
Cash interest paid	62	3
Dividends and interest income received	493	77

NOTE 1. NATURE OF OPERATIONS
Brookfield Reinsurance Ltd. (“Brookfield Reinsurance” or the “Company”) is a Bermuda corporation incorporated on December 10, 2020 and governed by the laws of Bermuda. The Company’s class A exchangeable shares are listed on the New York Stock Exchange ("NYSE") and the Toronto Stock Exchange ("TSX") under the symbol “BNRE”.
The Company operates a leading capital solutions business providing insurance and reinsurance services to individuals and institutions. Through its operating subsidiaries, Brookfield Reinsurance offers a broad range of insurance products and services, including life insurance and annuities, and personal and commercial property and casualty insurance. The business is presently conducted through our subsidiaries under three operating segments: Direct Insurance, Reinsurance, and Pension Risk Transfer ("PRT").
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The unaudited interim condensed consolidated financial statements ("financial statements") and notes thereto, including all prior periods presented, have been prepared under accounting principles generally accepted in the United States of America (“GAAP”). The financial statements are prepared on a going concern basis and have been presented in U.S. dollars (“USD”) rounded to the nearest million unless otherwise indicated. The interim condensed consolidated financial statements should be read in conjunction with the December 31, 2022 audited consolidated financial statements of the Company and accompanying notes included with the Form 6-K filed with the SEC on June 28, 2023. The results of operations for the three and six months ended June 30, 2023 are not necessarily indicative of the results for any subsequent periods or the entire fiscal year ending December 31, 2023. The interim condensed consolidated financial statements are unaudited and reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim periods presented in accordance with GAAP.

Adoption of new accounting standards
For long duration insurance contracts, ASU 2018-12, Targeted Improvements to the Accounting for Long-Duration Contracts (LDTI), issued in August 2018, changes the measurement and disclosures of insurance liabilities and deferred acquisition cost for long-duration contracts issued by insurers. The amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted LDTI effective January 1, 2023 with a transition date of January 1, 2021. The adoption of LDTI resulted in a decrease of $1 million and $135 million in retained earnings and accumulated other comprehensive income, respectively. Refer to the Company's financial statements for the year ended December 31, 2022 for adoption impact.

On April 1, 2023, the Company adopted ASU 2020-04 Topic 848. The amendments in this guidance provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The guidance only applies to contracts, hedging relationships, and other transactions that reference London Inter-Bank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. The inventory of LIBOR exposures is primarily limited to floating rate bonds, alternative investments, and borrowings within joint venture investments. Certain contracts included in these categories matured prior to December 31, 2021, the start of LIBOR rates cessations. The transition from LIBOR did not have a material impact to the Company's financial statements or notes to the financial statements.

NOTE 3. INVESTMENTS IN AVAILABLE-FOR-SALE FIXED MATURITY SECURITIES
The amortized cost and fair value of available-for-sale fixed maturity securities are shown below:

AS AT JUN. 30, 2023 US$ MILLIONS	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
U.S. treasury and government	$174	$—	$(37)	$—	$137
U.S. states and political subdivisions	835	—	(24)	—	811
Foreign governments	542	2	(19)	—	525
Corporate debt securities	13,659	21	(1,017)	(23)	12,640
Residential mortgage-backed securities	127	—	(4)	—	123
Commercial mortgage-backed securities	465	3	(24)	—	444
Collateralized debt securities	1,185	13	(29)	(16)	1,153
Total investments in fixed maturity securities	$16,987	$39	$(1,154)	$(39)	$15,833

AS AT DEC. 31, 2022 US$ MILLIONS	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
U.S. treasury and government	$148	$—	$(38)	$—	$110
U.S. states and political subdivisions	880	—	(25)	—	855
Foreign governments	353	1	(36)	—	318
Corporate debt securities	14,379	35	(1,135)	(24)	13,255
Residential mortgage-backed securities	133	—	(6)	—	127
Commercial mortgage-backed securities	422	5	(19)	—	408
Collateralized debt securities	1,291	9	(51)	(6)	1,243
Total investments in fixed maturity securities	$17,606	$50	$(1,310)	$(30)	$16,316
The amortized cost and fair value, by contractual maturity, of available-for-sale fixed maturity securities are shown below:

	June 30, 2023		December 31, 2022
AS AT US$ MILLIONS	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$660	$653	$494	$489
Due after one year through five years	5,179	4,990	5,244	5,072
Due after five years through ten years	5,112	4,736	5,907	5,436
Due after ten years	6,036	5,454	5,961	5,319
Total	$16,987	$15,833	$17,606	$16,316
Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Residential and commercial mortgage-backed securities, which are not due at a single maturity, have been presented based on the year of final contractual maturity.

Proceeds from sales of available-for-sale fixed maturity securities, with the related gross realized gains and losses, are shown below:

FOR THE PERIODS ENDED JUN. 30 US$ MILLIONS	Three Months Ended		Six Months Ended
	2023	2022	2023	2022
Proceeds from sales of available-for-sale fixed maturity securities	$1,513	$3,477	$3,530	$3,759
Gross realized gains	2	10	26	99
Gross realized losses	(30)	(63)	(89)	(154)
Gains and losses are determined using first-in-first-out of the securities sold. In addition, the Company has pledged bonds in connection with certain agreements and transactions, such as financing and reinsurance agreements. The carrying value of bonds pledged was $126 million and $117 million at June 30, 2023 and December 31, 2022, respectively.
In accordance with various regulations, the Company has securities on deposit with regulating authorities with a carrying value of $30 million and $51 million at June 30, 2023 and December 31, 2022, respectively.

The gross unrealized losses and fair value of available-for-sale fixed maturity securities, aggregated by investment category and length of time individual securities have been in a continuous unrealized loss position due to market factors are shown below:

	Less than 12 months			12 months or more			Total
AS AT JUN. 30, 2023 US$ MILLIONS, EXCEPT NUMBER OF ISSUES	Number of issues	Gross Unrealized Losses	Fair Value	Number of issues	Gross Unrealized Losses	Fair Value	Number of issues	Gross Unrealized Losses	Fair Value
U.S. treasury and government	17	$(1)	$42	30	$(36)	$93	47	$(37)	$135
U.S. states and political subdivisions	489	(16)	684	40	(8)	97	529	(24)	781
Foreign governments	47	(5)	419	24	(14)	50	71	(19)	469
Corporate debt securities	1,416	(499)	6,112	1,076	(517)	5,610	2,492	(1,016)	11,722
Residential mortgage-backed securities	24	(3)	90	25	(1)	30	49	(4)	120
Commercial mortgage-backed securities	25	(6)	195	50	(19)	203	75	(25)	398
Collateralized debt securities	78	(21)	560	46	(8)	241	124	(29)	801
Total	2,096	$(551)	$8,102	1,291	$(603)	$6,324	3,387	$(1,154)	$14,426

	Less than 12 months			12 months or more			Total
AS AT DEC. 31, 2022 US$ MILLIONS, EXCEPT NUMBER OF ISSUES	Number of issues	Gross Unrealized Losses	Fair Value	Number of issues	Gross Unrealized Losses	Fair Value	Number of issues	Gross Unrealized Losses	Fair Value
U.S. treasury and government	41	$(36)	$104	5	$(2)	$4	46	$(38)	$108
U.S. states and political subdivisions	579	(25)	824	—	—	—	579	(25)	824
Foreign governments	13	(23)	258	11	(13)	25	24	(36)	283
Corporate debt securities	1,533	(943)	10,644	251	(192)	912	1,784	(1,135)	11,556
Residential mortgage-backed securities	46	(6)	93	—	—	—	46	(6)	93
Commercial mortgage-backed securities	62	(14)	231	12	(5)	29	74	(19)	260
Collateralized debt securities	82	(50)	762	12	(1)	17	94	(51)	779
Total	2,356	$(1,097)	$12,916	291	$(213)	$987	2,647	$(1,310)	$13,903

Allowance for Credit Losses
Several assumptions and underlying estimates are made in the evaluation of allowance for credit loss. Examples include financial condition, near term and long-term prospects of the issue or issuer, including relevant industry conditions and trends and implications of rating agency actions and offering prices. Based on this evaluation, unrealized losses on bonds available-for-sale where an allowance for credit loss was not recorded were concentrated in the Company's available-for-sale fixed maturity securities within the transportation sector.
The rollforward of the allowance for credit losses for available-for-sale fixed maturity securities is shown below for the three and six months ended June 30, 2023.

FOR THE THREE MONTHS ENDED JUN. 30, 2023 US$ MILLIONS	Corporate Debt Securities	Collateralized Debt Securities	Total
Beginning balance	$(13)	$(10)	$(23)
Credit losses recognized on securities for which credit losses were not previously recorded	(17)	(13)	(30)
Reductions for securities sold during the period	1	—	1
Changes in previously recorded allowance	6	7	13
Balance at June 30, 2023	$(23)	$(16)	$(39)

FOR THE SIX MONTHS ENDED JUN. 30, 2023 US$ MILLIONS	Corporate Debt Securities	Collateralized Debt Securities	Total
Beginning balance	$(24)	$(6)	$(30)
Credit losses recognized on securities for which credit losses were not previously recorded	(18)	(18)	(36)
Reductions for securities sold during the period	14	2	16
Changes in previously recorded allowance	5	6	11
Balance at June 30, 2023	$(23)	$(16)	$(39)
No accrued interest receivables were written off as of June 30, 2023.

FOR THE SIX MONTHS ENDED JUN. 30, 2022 US$ MILLIONS	Corporate Debt Securities	Residential Mortgage Backed Securities	Collateralized Debt Securities	Total
Beginning balance	$—	$—	$—	$—
Acquisition from business combination	(11)	(1)	(1)	(13)
Reductions for securities sold during the period	11	1	1	13
Balance at June 30, 2022	$—	$—	$—	$—

There were no accumulated credit losses and no credit losses incurred during the three months ended March 31, 2022.

NOTE 4. EQUITY SECURITIES
The components of the change in net gains (losses) on equity securities recognized in net investment related gains (losses) on the statements of operations are shown below:

FOR THE PERIODS ENDED JUN. 30 US$ MILLIONS	Three Months Ended		Six Months Ended
	2023	2022	2023	2022
Net gains (losses) on equity securities	$245	$25	$156	$(25)

Equity securities by market sector distribution are shown below, based on fair value:

US$ MILLIONS	June 30, 2023	December 31, 2022
Consumer goods	7%	5%
Energy and utilities	14%	3%
Finance	61%	66%
Healthcare	1%	5%
Industrials	1%	2%
Information technology	13%	14%
Other	3%	5%
Total	100%	100%

NOTE 5. MORTGAGE LOANS ON REAL ESTATE
Generally, commercial mortgage loans are secured by first liens on income-producing real estate. Non-accrual balances are those more than 90 days past due. The age analysis of loans by property type is shown below:

AS AT JUN. 30, 2023 US$ MILLIONS	Current	Non-accrual	Total	Percentage
Apartment	$1,020	$—	$1,020	17%
Hotel	1,028	—	1,028	17%
Industrial	1,090	—	1,090	18%
Office	1,049	27	1,076	18%
Parking	417	—	417	7%
Retail	836	25	861	15%
Storage	128	—	128	2%
Other	385	—	385	6%
Total	$5,953	$52	$6,005	100%
Allowance for credit losses			(47)
Total, net of allowance			$5,958

AS AT DEC. 31, 2022 US$ MILLIONS	Current	Non-accrual	Total	Percentage
Apartment	$907	$—	$907	15%
Hotel	1,114	—	1,114	19%
Industrial	1,050	—	1,050	18%
Office	1,160	27	1,187	20%
Parking	420	—	420	7%
Retail	874	—	874	15%
Storage	120	—	120	2%
Other	257	—	257	4%
Total	$5,902	$27	$5,929	100%
Allowance for credit losses			(41)
Total, net of allowance			$5,888
Allowance for Credit Losses
The rollforward of the allowance for credit losses for mortgage loans is shown below:

FOR THE SIX MONTHS ENDED JUN. 30 US$ MILLIONS	2023	2022
Balance at January 1	$(41)	$(1)
Provision	(11)	(2)
Balance at March 31	(52)	(3)
Recovery (provision)	5	(35)
Balance at June 30	$(47)	$(38)
The asset and allowance balances for credit losses for mortgage loans by property-type are shown below:

AS AT	June 30, 2023		December 31, 2022
US$ MILLIONS	Asset Balance	Allowance	Asset Balance	Allowance
Apartment	$1,020	$(8)	$907	$(1)
Hotel	1,028	(8)	1,114	(6)
Industrial	1,090	(9)	1,050	(4)
Office	1,076	(8)	1,187	(17)
Parking	417	(3)	420	(6)
Retail	861	(7)	874	(4)
Storage	128	(1)	120	(2)
Other	385	(3)	257	(1)
Total	$6,005	$(47)	$5,929	$(41)

Credit Quality Indicators
Mortgage loans are segregated by property-type and quantitative and qualitative allowance factors are applied. Qualitative factors are developed quarterly based on the pooling of assets with similar risk characteristics and historical loss experience adjusted for the expected trend in the current market environment. Credit losses are pooled by property type as it represents the most similar and reliable risk characteristics in our portfolio. The amortized cost of mortgage loans by year of origination by property-type are shown below:

US$ MILLIONS	Amortized Cost Basis by Origination Year
	2023	2022	2021	2020	2019	Prior	Total
Apartment	$1	$472	$223	83	$140	$101	$1,020
Hotel	35	225	99	39	130	500	1,028
Industrial	—	310	183	217	130	250	1,090
Office	1	119	29	24	46	857	1,076
Parking	—	55	29	27	13	293	417
Retail	—	264	118	65	35	379	861
Storage	8	8	22	36	38	16	128
Other	105	139	45	—	28	68	385
Total	$150	$1,592	$748	$491	$560	$2,464	$6,005
Allowance for credit losses							(47)
Total, net of allowance							$5,958
Generally, mortgage loans are secured by first liens on income-producing real estate with a loan-to-value ratio of up to 75%. It is the Company's policy to not accrue interest on loans that are 90 days delinquent and where amounts are determined to be uncollectible. At June 30, 2023, two commercial loans were past due over 90 days or in non-accrual status (December 31, 2022 - one commercial loan).

NOTE 6. PRIVATE LOANS
The following table summarizes the credit ratings for private loans:

AS AT US$ MILLIONS	June 30, 2023	December 31, 2022
A or higher	$53	$4
BBB	34	17
BB and below	455	395
Unrated	795	728
Total	$1,337	$1,144
Allowance for Credit Losses

The rollforward of the allowance for credit losses for private loans is shown below:

FOR THE PERIOD ENDED JUN. 30 US$ MILLIONS	2023	2022
Balance at January 1	$(28)	$(12)
Recoveries	1	3
Balance at March 31	$(27)	$(9)
Provision	(3)	(4)
Balance at June 30	$(30)	$(13)

NOTE 7. REAL ESTATE AND REAL ESTATE PARTNERSHIPS
The carrying amount of investment real estate, net of accumulated depreciation, and real estate partnerships by property-type are as follows:

AS AT US$ MILLIONS, EXCEPT FOR PERCENTAGES	June 30, 2023		December 31, 2022
	Amount	Percentage	Amount	Percentage
Hotel	$85	4%	$77	7%
Industrial	161	7%	168	16%
Land	48	2%	48	5%
Office	1,296	58%	243	23%
Retail	211	9%	212	20%
Apartments	420	19%	254	25%
Other	3	1%	34	4%
Total	$2,224	100%	$1,036	100%

The Company regularly invests in real estate partnerships and frequently participates in the design with the sponsor, but in most cases, its involvement is limited to financing. Some of these partnerships have been determined to be variable interest entities (“VIEs”). In certain instances, in addition to an economic interest in the entity, the Company holds the power to direct the most significant activities of the entity and is deemed the primary beneficiary. The assets of the consolidated VIEs are restricted and must first be used to settle their liabilities. Creditors or beneficial interest holders of these VIEs have no recourse to the general credit of the Company, as the Company’s obligation is limited to the amount of its committed investment. The Company has not provided financial or other support to the VIEs in the form of liquidity arrangements, guarantees, or other commitments to third-parties that may affect the fair value or risk of its variable interest in the VIEs as at June 30, 2023 or December 31, 2022.

NOTE 8. EQUITY METHOD INVESTMENTS
The Company’s total investment in investment funds, real estate partnerships, and other partnerships of which substantially all are limited liability companies (“LLCs”) or limited partnerships as at June 30, 2023 and December 31, 2022, was $3.3 billion and $2.8 billion, respectively.
The Company generally recognizes its share of earnings in its equity method investments within net investment income using a three-month lag in instances where the investee’s financial information is not sufficiently timely or when the investee’s reporting period differs from the Company’s reporting period. Aggregate net investment income from these equity method investments exceeded 10% of the Company’s consolidated pre-tax income (loss) for the most recent annual period and 20% for the interim period.
Aggregate total assets of these entities totaled $4.1 billion and $2.4 billion as at June 30, 2023 and December 31, 2022, respectively. Aggregate net income (loss) of these entities totaled $94 million and $46 million for the six months ended June 30, 2023 and six months ended June 30, 2022, respectively. Aggregate net income (loss) from the underlying entities in which the Company invests is primarily comprised of investment income, including recurring investment income (loss) and realized and unrealized investment gains (losses).
NOTE 9. DERIVATIVE INSTRUMENTS
The Company manages foreign currency exposure and other market risks associated with certain assets and liabilities by using derivative financial instruments such as foreign exchange forwards, bond futures, options, cross currency swaps, interest rate swaps and warrants. The Company purchases equity-indexed options as economic hedges against fluctuations in the equity markets to which equity-indexed products are exposed. These options are not designated as hedging instruments. Equity-indexed contracts include a fixed host universal-life insurance or annuity contract and an equity-indexed embedded derivative. Derivative financial instruments are financial contracts whose value is derived from underlying interest rates, exchange rates or other financial instruments. The Company does not invest in derivatives for speculative purposes.

Foreign exchange forwards, options, cross currency swaps, interest rate swaps and warrants are over-the-counter (OTC) contractual agreements negotiated between counterparties. Futures contracts are traded on an organized market and are contractual obligations to buy or to sell a financial instrument at a predetermined future time at a given price.

The notional principal represents the amount to which a rate or price is applied to determine the cash flows to be exchanged periodically and does not represent credit exposure. Maximum credit risk is the estimated cost of replacing derivative financial instruments which have a positive value, should the counterparty default.

Derivatives, except for embedded derivatives, are included in Other Invested Assets or Other Liabilities, at fair value. Embedded derivative assets and liabilities on Modco arrangements and embedded derivative liabilities on indexed annuity and variable annuity products are included on the statements of financial position within the Reinsurance Funds Withheld, and Policyholders’ Account Balances lines respectively, at fair value.

The detail of derivative instruments is shown below:

		Location in the Consolidated Statements of Financial Position	June 30, 2023			December 31, 2022
US$ MILLIONS	Primary underlying risk		Notional Amount	Carrying Value / Fair Value		Notional Amount	Carrying Value / Fair Value
Derivatives not designated as hedging instruments				Assets	Liabilities		Assets	Liabilities
Equity-indexed options	Equity	Other invested assets	$8,178	$104	$—	$7,452	$157	$—
Foreign exchange forwards	Foreign Currency	Other invested assets	2,567	39	—	2,809	7	(12)
Bond futures	Interest Rate	Other invested assets	1,786	—	(4)	1,504	—	(25)
Cross currency swaps	Foreign Currency	Other invested assets	17	1	—	17	1	—
Interest rate swaps	Interest Rate	Other invested assets	13	1	—	15	1	—
Embedded derivatives in:
Modco arrangement	Interest rate	Reinsurance funds withheld	—	126	—	—	151	—
Indexed annuity and variable annuity product	Interest rate	Policyholder account balances	—	—	(1,044)	—	—	(907)
			$12,561	$271	$(1,048)	$11,797	$317	$(944)

		Gains (Losses) Recognized in Income on Derivatives
FOR THE PERIODS ENDED JUN. 30 US$ MILLIONS	Locations in the Consolidated Statements of Operations	Three Months Ended		Six Months Ended
Derivatives not designated as hedging instruments		2023	2022	2023	2022
Equity-indexed options	Investment related gains (losses), net	$68	$(60)	$93	$(60)
Foreign exchange forwards	Investment related gains (losses), net	41	(25)	37	105
Bond futures	Investment related gains (losses), net	(24)	(1)	(9)	(4)
Embedded derivatives in:
Modco arrangement	Net investment results from funds withheld	27	(6)	(10)	12
Indexed annuity and variable annuity product	Interest sensitive contract benefits	(43)	(93)	(39)	(90)
		$69	$(185)	$72	$(37)

The Company’s use of derivative instruments exposes it to credit risk in the event of non-performance by counterparties. The Company has a policy of only dealing with counterparties it believes are creditworthy and obtaining sufficient collateral where appropriate, as a means of mitigating the financial loss from defaults. The Company holds collateral in cash and notes secured by U.S. government-backed assets. The non-performance risk is the net counterparty exposure based on fair value of open contracts less fair value of collateral held. The Company maintains master netting agreements with its current active trading partners. A right of offset has been applied to collateral that supports credit risk and has been recorded in the condensed consolidated statements of financial position as an offset to “Other invested assets” with an associated payable to “Other liabilities” for excess collateral.
Information regarding the Company’s exposure to credit loss on the derivatives it holds is presented below:

AS AT JUN. 30, 2023 US$ MILLIONS	Derivative Fair Value	Collateral Held in Cash[1]	Collateral Held in Invested Assets[1]	Total Collateral Held	Collateral Amounts Used to Offset Exposure	Excess Collateral	Exposure Net of Collateral
Derivative Type
Equity-indexed options	$311	$193	$21	$214	$208	$6	$104
Foreign exchange forwards	39	—	—	—	—	—	39
Bond futures	(4)	—	—	—	(4)	4	(4)
Cross currency swaps	1	—	—	—	—	—	1
Interest rate swaps	1	—	—	—	—	—	1
	$348	$193	$21	$214	$204	$10	$141
1.Our PRT business had $89 million collateral held in cash and invested assets at June 30, 2023 that are not offset against its derivative contracts.

AS AT DEC. 31, 2022 US$ MILLIONS	Derivative Fair Value	Collateral Held in Cash[1]	Collateral Held in Invested Assets[1]	Total Collateral Held	Collateral Amounts Used to Offset Exposure	Excess Collateral	Exposure Net of Collateral
Derivative Type
Equity-indexed options	$157	$101	$20	$121	$121	$—	$36
Foreign exchange forwards	(5)	—	—	—	—	—	(6)
Bond futures	(25)	—	—	—	—	—	(25)
Cross currency swaps	1	—	—	—	—	—	1
Interest rate swaps	1	—	—	—	—	—	1
	$129	$101	$20	$121	$121	$—	$7
1.Our PRT business had $81 million collateral held in cash and invested assets as at December 31, 2022 that are not offset against its derivative contracts.

NOTE 10. NET INVESTMENT INCOME AND REALIZED INVESTMENT GAINS
Net investment income is shown below:

FOR THE PERIODS ENDED JUN. 30 US$ MILLIONS	Three Months Ended		Six Months Ended
	2023	2022	2023	2022
Available-for-sale fixed maturity securities	$216	$84	$420	$107
Mortgage loans	76	29	149	33
Private loans	22	10	35	17
Real estate and real estate partnerships	15	22	34	22
Investment funds	45	9	64	25
Equity accounted investments	—	50	—	50
Short-term investments and other invested assets	66	(9)	138	(3)
Total net investment income	$440	$195	$840	$251

Net unrealized and realized investment gains (losses) are shown below:

FOR THE PERIODS ENDED JUN. 30 US$ MILLIONS	Three Months Ended		Six Months Ended
	2023	2022	2023	2022
Available-for-sale fixed maturity securities	$(40)	$(54)	$(68)	$(56)
Equity securities	245	25	156	(25)
Mortgage loans	(1)	(43)	(12)	(44)
Private loans	(3)	—	(3)	—
Short-term investments and other invested assets	91	(63)	113	18
Total investment related gains (losses), net	$292	$(135)	$186	$(107)

NOTE 11. FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amount and fair value of financial instruments are shown below:

	June 30, 2023		December 31, 2022
AS AT US$ MILLIONS	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Available-for-sale fixed maturity securities	$15,833	$15,833	$16,316	$16,316
Equity securities	1,362	1,362	1,253	1,253
Mortgage loans on real estate, net of allowance	5,958	5,752	5,888	5,637
Private loans, net of allowance	1,337	1,336	1,144	1,086
Policy loans	381	381	374	374
Short-term investments	2,905	2,905	2,402	2,402
Other invested assets:
Derivative assets	145	145	44	44
Separately managed accounts	127	127	127	127
Other	130	116	40	40
Reinsurance funds withheld	6,540	6,540	5,812	5,812
Separate account assets[1]	1,145	1,145	1,045	1,045
Total financial assets	$35,863	$35,642	$34,445	$34,136
Financial liabilities
Policyholders’ account balances – embedded derivative	$1,044	$1,044	$907	$907
Market risk benefits	131	131	124	124
Other liabilities:
Derivative liabilities	4	4	38	38
Funds withheld liabilities	15	15	10	10
Notes payable	158	158	151	151
Corporate and Subsidiary Borrowings	3,234	3,209	3,652	3,625
Separate account liabilities[1]	1,145	1,145	1,045	1,045
Total financial liabilities	$5,731	$5,706	$5,927	$5,900
1.Balance includes $30 million and $33 million of assets, and corresponding liabilities, that are not subject to fair value hierarchy as at June 30, 2023 and December 31, 2022, respectively.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability. A fair value hierarchy is used to determine fair value based on a hypothetical transaction at the measurement date from the perspective of a market participant. The Company has evaluated the types of securities in its investment portfolio to determine an appropriate hierarchy level based upon trading activity and the observability of market inputs. The classification of assets or liabilities within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are defined as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities
Level 2
Quoted prices in markets that are not active or inputs that are observable directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities other than quoted prices in Level 1; quoted prices in markets that are not active; or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3
Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Unobservable inputs reflect The Company’s own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models and third-party evaluation, as well as instruments for which the determination of fair value requires significant management judgment or estimation

Valuation Techniques for Financial Instruments Recorded at Fair Value

Available-for-sale Fixed Maturity Securities and Equity Options — The Company utilizes pricing services to estimate fair value measurements. The fair value for available-for-sale fixed maturity securities that are disclosed as Level 1 measurements are based on unadjusted quoted market prices for identical assets that are readily available in an active market. The estimates of fair value for most available-for-sale fixed maturity securities, including municipal bonds, provided by the pricing service are disclosed as Level 2 measurements as the estimates are based on observable market information rather than market quotes. The pricing service utilizes market quotations for available-for-sale fixed maturity securities that have quoted prices in active markets. Since available-for-sale fixed maturity securities generally do not trade on a daily basis, the pricing service prepares estimates of fair value measurements for these securities using its proprietary pricing applications, which include available relevant market information, benchmark curves, benchmarking of like securities, sector groupings and matrix pricing. Additionally, an option adjusted spread model is used to develop prepayment and interest rate scenarios.

The pricing service evaluates each asset class based on relevant market information, credit information, perceived market movements and sector news. The market inputs utilized in the pricing evaluation, listed in the approximate order of priority, include: benchmark yields, reported trades, pricing source quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, and economic events. The extent of the use of each market input depends on asset class and the market conditions. Depending on the security, the priority of the use of inputs may change or some market inputs may not be relevant. For some securities, additional inputs may be necessary.

The Company has reviewed the inputs and methodology used and the techniques applied by the pricing service to produce quotes that represent the fair value of a specific security. The review confirms that the pricing service is utilizing information from observable transactions or a technique that represents a market participant’s assumptions. The Company does not adjust quotes received from the pricing service. The pricing service utilized by The Company has indicated that they will only produce an estimate of fair value if there is objectively verifiable information available.

The Company holds a small amount of private placement debt and available-for-sale fixed maturity securities that have characteristics that make them unsuitable for matrix pricing. For these securities, a quote from an independent pricing source (typically a market maker) is obtained. Due to the disclaimers on the quotes that indicate the price is indicative only, the Company includes these fair value estimates in Level 3.

For securities priced using a quote from an independent pricing source, such as the equity-indexed options and certain available-for-sale fixed maturity securities, The Company uses a market-based fair value analysis to validate the reasonableness of prices received. Price variances above a certain threshold are analyzed further to determine if any pricing issue exists. This analysis is performed quarterly.

Equity Securities — For publicly-traded equity securities, prices are received from a nationally recognized pricing service that are based on observable market transactions, and these securities are classified as Level 1 measurements. For certain preferred stock, current market quotes in active markets are unavailable. In these instances, an estimated fair value is received from the pricing service. The service utilizes similar methodologies to price preferred stocks as it does for available-for-sale fixed maturity securities. If applicable, these estimates would be disclosed as Level 2 measurements. The Company tests the accuracy of the information provided by reference to other services annually.

Short-term Investments — Short-term investments are primarily commercial paper rated A2 or P2 or better by Standard & Poor's and Moody's, respectively. Commercial paper is carried at amortized cost which approximates fair value. These investments are classified as Level 2 measurements.

Separate Account Assets and Liabilities — Separate account assets and liabilities are funds that are held separate from the general assets and liabilities of The Company. Separate account assets include funds representing the investments of variable insurance product contract holders, who bear the investment risk of such funds. Investment income and investment gains and losses from these separate funds accrue to the benefit of the contract holders. The Company reports separately, as assets and liabilities, investments held in such separate accounts and liabilities of the separate accounts if (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from The Company’s general account liabilities; (iii) investments are directed by the contract holder; and (iv) all investment performance, net of contract fees and assessments, is passed through to the contract holder. In addition, The Company's qualified pension plan assets are included in separate accounts. The assets of these accounts are carried at fair value. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and related liability increases are excluded from benefits and expenses in the condensed consolidated statements of operations. Separate accounts are established in conformity with insurance laws and are not chargeable with liabilities that arise from any other business of The Company.

The separate account assets included on the quantitative disclosures fair value hierarchy table are comprised of short-term investments, equity securities, and available-for-sale fixed maturity. Equity securities are classified as Level 1 measurements. Short-term investments and available-for-sale fixed maturity securities are classified as Level 2 measurements. These classifications for separate account assets reflect the same fair value level methodologies as listed above as they are derived from the same vendors and follow the same process.

The separate account assets also include cash and cash equivalents, investment funds, accrued investment income, and receivables for securities. These are not included in the quantitative disclosures of fair value hierarchy table.

No gains or losses were recognized on assets transferred to separate accounts for the three and six months ended June 30, 2023 and 2022, respectively.

Reinsurance Funds Withheld — Valuation model is based on quoted prices of similar traded securities in active markets. For example, interest rates and yield curves observed at commonly quoted intervals, implied volatility, credit spread and market-corroborated inputs.
Market Risk Benefits are classified as Level 3 fair value measurements as the fair value is based on unobservable inputs. The key assumptions for calculating the fair value of the MRBs are market assumptions such as equity market returns, interest rate levels, market volatility and correlations and policyholder behavior assumptions such as lapse, mortality, utilization and withdrawal patterns. Risk margins are included in the policyholder behavior assumptions. The assumptions are based on a combination of historical data and actuarial judgment. The MRBs are valued using stochastic models that incorporate a spread reflecting our nonperformance risk.

Derivative Assets/Derivative Liabilities
•Foreign currency forward contracts — discounted cash flow model — forward exchange rates (from observable forward exchange rates at the end of the reporting period); discounted at a credit adjusted rate.
•Interest rate contracts - discounted cash flow model - forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate.

•Warrants – intrinsic value based on the difference between strike prices and the unadjusted quoted prices of underlying equity investments in active markets.
•Equity-index options – inputs include interest rate assumptions (risk-free rate assumptions), and underlying equity quoted index prices for identical or similar assets in markets that exhibit less liquidity relative to those markets.

Embedded Derivatives — The amounts reported within policyholder contract deposits include equity linked interest crediting rates based on the S&P 500 within indexed annuities and indexed life. The following unobservable inputs are used for measuring the fair value of the embedded derivatives associated with the policyholder contract liabilities:
•Lapse rate assumptions are determined by company experience. Lapse rates are generally assumed to be lower during a contract’s surrender charge period and then higher once the surrender charge period has ended. Decreases to the assumed lapse rates generally increase the fair value of the liability as more policyholders persist to collect the crediting interest pertaining to the indexed product. Increases to the lapse rate assumption decrease the fair value.
•Mortality rate assumptions vary by age and gender based on company and industry experience. Decreases to the assumed mortality rates increase the fair value of the liabilities as more policyholders earn crediting interest. Increases to the assumed mortality rates decrease the fair value as higher decrements reduce the potential for future interest credits.
•Equity volatility assumptions begin with current market volatilities and grow to long-term values. Increases to the assumed volatility will increase the fair value of liabilities, as future projections will produce higher increases in the linked index.

Fair values of indexed life and annuity liabilities are calculated using the discounted cash flow technique. Shown below are the significant unobservable inputs used to calculate the Level 3 fair value of the embedded derivatives within policyholder contract deposits (in millions, except range percentages):

	Fair Value
AS AT US$ MILLIONS	June 30, 2023	December 31, 2022	Unobservable Input
Embedded derivative
Indexed Annuities and indexed life	$808	$726	Lapse Rate
			Mortality Multiplier
			Equity Volatility

Funds withheld liabilities — Valuation model is based on quoted prices of similar traded securities in active markets. For example, interest rates and yield curves observed at commonly quoted intervals, implied volatility, credit spread and market-corroborated inputs.

The fair value hierarchy measurements of the financial instruments are shown below:

	Assets and Liabilities Carried at Fair Value by Hierarchy Level at June 30, 2023
US$ MILLIONS	Total Fair Value	Level 1	Level 2	Level 3
Financial assets
Available-for-sale fixed maturity securities
U.S. treasury and government	$137	$81	$56	$—
U.S. states and political subdivisions	811	—	811	—
Foreign governments	525	—	525	—
Corporate debt securities	12,640	—	11,063	1,577
Residential mortgage-backed securities	123	—	123	—
Commercial mortgage-backed securities	444	—	414	30
Collateralized debt securities	1,153	—	562	591
Total fixed maturity, available-for-sale	15,833	81	13,554	2,198
Equity securities
Common stock	1,242	1,241	—	1
Preferred stock	75	35	—	40
Private equity and other	45	—	—	45
Total equity securities	1,362	1,276	—	86
Short-term investments	2,905	1,183	24	1,698
Other invested assets:
Derivative assets	145	—	137	8
Separately managed accounts	127	—	—	127
Reinsurance funds withheld	6,540	—	6,540	—
Separate account assets	1,115	372	743	—
Total financial assets	$28,027	$2,912	$20,998	$4,117
Financial liabilities
Policyholders’ account balances – embedded derivative	1,044	—	236	808
Market risk benefit	131	—	—	131
Other liabilities:
Derivative liabilities	4	4	—
Funds withheld liabilities	15	—	15	—
Separate account liabilities	1,115	372	743	—
Total Financial liabilities	$2,309	$376	$994	$939

	Assets and Liabilities Carried at Fair Value by Hierarchy Level at December 31, 2022
US$ MILLIONS	Total Fair Value	Level 1	Level 2	Level 3
Financial assets
Available-for-sale fixed maturity securities
U.S. treasury and government	$110	$40	$70	$—
U.S. states and political subdivisions	855	—	855	—
Foreign governments	318	—	318	—
Corporate debt securities	13,491	—	13,045	446
Residential mortgage-backed securities	127	—	127	—
Commercial mortgage-backed securities	408	—	408	—
Collateralized debt securities	1,007	—	561	446
Total fixed maturity, available-for-sale	16,316	40	15,384	892
Equity securities
Common stock	1,156	989	—	167
Preferred stock	75	36	—	39
Private equity and other	22	—	—	22
Total equity securities	1,253	1,025	—	228
Short-term investments	2,402	1,160	—	1,242
Other invested assets:
Derivative assets	44	—	43	1
Separately managed accounts	127	—	—	127
Reinsurance funds withheld	5,806	—	5,806	—
Separate account assets	1,012	313	699	—
Total financial assets	$26,960	$2,538	$21,932	$2,490
Financial liabilities
Policyholders’ account balances – embedded derivative	907	—	181	726
Market risk benefit	124	—	—	124
Other liabilities:
Derivative liabilities	38	25	13
Funds withheld liabilities	10	—	10	—
Separate account liabilities	1,012	313	699	—
Total Financial liabilities	$2,091	$338	$903	$850

There were no transfers between Level 1 and Level 2 fair value hierarchies during the periods presented. The Company’s valuation of financial instruments categorized as Level 3 in the fair value hierarchy are based on valuation techniques that use significant inputs that are unobservable or had a decline in market activity that obscured observability. The indicators considered in determining whether a significant decrease in the volume and level of activity for a specific asset has occurred include the level of new issuances in the primary market, trading volume in the secondary market, the level of credit spreads over historical levels, applicable bid-ask spreads, and price consensus among market participants and other pricing sources. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models and discounted cash flow methodology based on spread/yield assumptions.

Equity-Index Options — Certain over the counter equity options are valued using models that are widely accepted in the financial services industry. These are categorized as Level 3 as a result of the significance of non-market observable inputs such as volatility and forward price/dividend assumptions. Other primary inputs include interest rate assumptions (risk-free rate assumptions), and underlying equity quoted index prices for identical or similar assets in markets that exhibit less liquidity relative to those markets.

Available-for-sale fixed maturity Securities — These bonds use cost as the best estimate of fair value. They are valued at cost because the value would not change unless there is a fundamental deterioration in the portfolio. There is no observable market valuation price or third-party sources that provide market values for these securities since they are not publicly traded. The common and preferred stock are valued at market transaction, option pricing method, or guideline public company method based on the best available information.

Separately Managed Accounts — The separately managed account manager uses the mid-point of a range from a third-party to price these securities. Discounted cash flows (yield analysis) and market transactions approach are used in the valuation. They use discount rates which is considered an unobservable input.

Fair Value Information About Financial Instruments Not Recorded at Fair Value

Information about fair value estimates for financial instruments not measured at fair value is discussed below:

Mortgage Loans — The fair value of mortgage loans is estimated using discounted cash flow analyses on a loan-by-loan basis by applying a discount rate to expected cash flows from future installment and balloon payments. The discount rate takes into account general market trends and specific credit risk trends for the individual loan. Factors used to arrive at the discount rate include inputs from spreads based on U.S. Treasury notes and the loan’s credit quality, region, property-type, lien priority, payment type and current status.

Policy Loans — The carrying value of policy loans is the outstanding balance plus any accrued interest. Due to the collateralized nature of policy loans such that they cannot be separated from the policy contracts, the unpredictable timing of repayments and the fact that settlement is at outstanding value, as such the carrying value of policy loans approximates fair value.

Corporate and Subsidiary Borrowings — Corporate and Subsidiary Borrowings are carried at outstanding principal balance. The carrying value approximates fair value because the carrying value represents the amount owing and payable to the creditor at the balance sheet date.

Notes Payable — Notes payable are carried at outstanding principal balance. The carrying value of the notes payable approximates fair value because the underlying interest rates approximate market rates at the balance sheet date.

The carrying value and estimated fair value of financial instruments not recorded at fair value on a recurring basis are shown below:

AS AT JUN. 30, 2023 US$ MILLIONS	FV Hierarchy Level	Carrying Amount	Fair Value
Financial assets
Mortgage loans on real estate, net of allowance	3	$5,958	$5,752
Private loans, net of allowance	3	1,337	1,336
Policy loans	3	381	381
Other invested assets, excluding derivatives and separately managed accounts	3	130	116
Total financial assets		$7,806	$7,585
Financial liabilities
Corporate and subsidiary borrowings	3	$3,234	$3,209
Notes payable	3	158	158
Total financial liabilities		$3,392	$3,367

AS AT DEC. 31, 2022 US$ MILLIONS	FV Hierarchy Level	Carrying Amount	Fair Value
Financial assets
Mortgage loans on real estate, net of allowance	3	$5,888	$5,637
Private loans, net of allowance	3	1,144	1,086
Policy loans	3	374	374
Other invested assets, excluding derivatives and separately managed accounts	3	127	127
Total financial assets		$7,533	$7,224
Financial liabilities
Corporate and subsidiary borrowings	3	$3,652	$3,625
Notes payable	3	151	151
Total financial liabilities		$3,803	$3,776

For financial assets measured at fair value on a recurring basis using Level 3 inputs during the period, a reconciliation of the beginning and ending balances is shown below:

FOR THE THREE MONTHS ENDED JUN. 30, 2023 US$ MILLIONS	Investment Securities	Derivative Assets	Separately Managed Accounts	Total
Balance, beginning of period	$3,385	$11	$127	$3,523
Fair value changes in net income	(292)	(5)	(1)	(298)
Purchases	911	31	3	945
Sales	(31)	—	(2)	(33)
Settlements or maturities	—	(29)	—	(29)
Transfers into Level 3	30	—	—	30
Transfers out of Level 3	(21)	—	—	(21)
Balance, end of period	$3,982	$8	$127	$4,117

FOR THE SIX MONTHS ENDED JUN. 30, 2023 US$ MILLIONS	Investment Securities	Derivative Assets	Separately Managed Accounts	Total
Balance, beginning of period	$2,362	$1	$127	$2,490
Fair value changes in net income	(291)	(16)	(1)	(308)
Fair value changes in other comprehensive income	77	—	—	77
Purchases	2,167	61	12	2,240
Sales	(342)	—	(11)	(353)
Settlements or maturities	—	(38)	—	(38)
Transfers into Level 3	30	—	—	30
Transfers out of Level 3	(21)	—	—	(21)
Balance, end of period	$3,982	$8	$127	$4,117

FOR THE THREE MONTHS ENDED JUN. 30, 2022 US$ MILLIONS	Investment Securities	Derivative Assets	Separately Managed Accounts	Total
Balance, beginning of period	$110	$—	$—	$110
Acquisitions from business combination	376	3	113	492
Fair value changes in net income	—	(9)	—	(9)
Fair value changes in other comprehensive income	(1)	—	—	(1)
Purchases	380	9	11	400
Sales	(3)	—	(6)	(9)
Settlements or maturities	—	(3)	—	(3)
Transfers out of Level 3	(20)	—	—	(20)
Balance, end of period	$842	$—	$118	$960

FOR THE SIX MONTHS ENDED JUN. 30, 2022 US$ MILLIONS	Investment Securities	Derivative Assets	Separately Managed Accounts	Total
Balance, beginning of period	$109	$—	$—	$109
Acquisitions from business combination	376	3	113	492
Fair value changes in net income	1	(9)	—	(8)
Fair value changes in other comprehensive income	(1)	—	—	(1)
Purchases	380	9	11	400
Sales	(3)	—	(6)	(9)
Settlements or maturities	—	(3)	—	(3)
Transfers out of Level 3	(20)	—	—	(20)
Balance, end of period	$842	$—	$118	$960

There were no level 3 financial liabilities recorded at fair value on a recurring basis during the six months ended June 30, 2023 and June 30, 2022.

The following summarizes the fair value, valuation techniques and unobservable inputs of the Level 3 fair value measurements:

Type of Asset	Valuation Techniques	Significant Unobservable Inputs
Equity-index Option	Heston and Black-Scholes Valuation models	• Interest rate (risk-free rate assumptions) • Underlying equity quoted index prices
Available-for-sale fixed maturity securities	Corporate debt securities • Discounted cash flows (yield analysis) • Income approach • Price at cost	Corporate debt securities • Contractual cash flows • Duration • Call provisions • Weighted-average life • Risk premium • Coupon rate
	Collateralized debt securities • Broker quotes • Income approach	Collateralized debt securities • Contractual cash flows • Weighted-average coupon and maturity • Collateral type • Loss severity • Geography
Common shares, preferred shares and private equity	• Broker quotes • Income approach • Current Value Method ("CVM") • Guideline public company method[1]	• Security structure • Last Twelve Months ("LTM") Revenue Multiple[3] • Next Calendar Year ("NCY") Revenue Multiple[5] • NCY +1 EBITDA Multiple[4] • LTM EBITDA Multiple[2]
Separately managed accounts	Common Stock and Warrants • Guideline public company method uses price multiples from data on comparable public companies. • Option pricing method • CVM	Common Stock and Warrants • NCY Multiple • NCY +1 EBITDA Multiple[4] • LTM Revenue Multiple[3] • LTM EBITDA Multiple[2] • Term • Volatility • Discount for lack of marketability ("DLOM")
	Preferred Stock • Guideline public company method uses price multiples from data on comparable public companies. • CVM	Preferred Stock • NCY Revenue Multiple[5] • NCY +1 EBITDA Multiple[4] • LTM Revenue Multiple[3] • LTM EBITDA Multiple[2]
	Fixed Income • Discounted cash flows (yield analysis) • market transactions approach • CVM • Cost	Fixed Income • Discount rate • NCY EBITDA
1.Guideline public company method uses price multiples from data on comparable public companies. Multiples are then adjusted to account for differences between what is being valued and comparable firms.
2.Last Twelve Months (“LTM”) EBITDA Multiple valuation metric shows earnings before interest, taxes, depreciation and amortization adjustments for the past 12-month period.
3.LTM Revenue Multiple valuation metric shows revenue for the past 12-month period.
4.Next Calendar Year (“NCY”) EBITDA Multiple is the forecasted EBITDA expected to be achieved over the next calendar year.
5.NCY Revenue forecast revenue over the next calendar year.

NOTE 12. REINSURANCE
NER SPC and NER Ltd. are the reinsurers of the Company's operation. The reinsurance transactions are majorly structured as Modco arrangements with reinsurance funds withheld.
The following table summarized the Company's reinsurance funds withheld, deposit liability, policyholders' account balances and embedded derivatives by accounting classification related to its reinsurance business.

AS AT JUN. 30, 2023 US$ MILLIONS	Deposit accounting	Interest sensitive investment type	Total
Asset
Reinsurance funds withheld, net	$1,586	$4,828	$6,414
Embedded derivatives	16	110	126
Reinsurance funds withheld, total			6,540

Liability
Policyholders' account balance, excluding embedded derivatives	$—	$6,758	6758
Embedded derivatives	—	236	236
Policyholders' account balance, total			$6,994

Deposit liability	$1,632	$—	$1,632

AS AT DEC. 31, 2022 US$ MILLIONS	Deposit accounting	Interest sensitive investment type	Total
Asset
Reinsurance funds withheld, net	$1,603	$4,049	$5,652
Embedded derivatives	17	137	154
Reinsurance funds withheld, total			5,806

Liability
Policyholders' account balance, excluding embedded derivatives	$—	$5,652	5652
Embedded derivatives	—	181	181
Policyholders' account balance, total			$5,833

Deposit liability	$1,657	$—	$1,657
The Company reinsures its business through a diversified group of reinsurers. However, the Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements. The Company monitors trends in arbitration and any litigation outcomes with its reinsurers. Collectability of reinsurance balances are evaluated by monitoring ratings and evaluating the financial strength of its reinsurers.

FOR THE SIX MONTHS ENDED JUN. 30 US$ MILLIONS	2023	2022
Premiums:
Direct premiums	$2,528	$1,392
Reinsurance ceded	(629)	(82)
Net premiums	$1,899	$1,310

Claims and policyholder benefits:
Claims incurred and benefits paid	$(2,217)	$(1,332)
Reinsurance ceded	342	79
Net claims incurred and benefits paid	$(1,875)	$(1,253)

NOTE 13. SEPARATE ACCOUNT ASSETS AND LIABILITIES
The following table presents the change of the Company's separate account assets and liabilities:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30 US$ MILLIONS	2023	2022
Balance, beginning of period	$1,045	$—
Additions (deductions)
Acquisition from business combination	—	1,123
Policyholder deposits	38	6
Net investment income	13	2
Net realized capital gains on investments	114	(60)
Policyholder benefits and withdrawals	(58)	(10)
Net transfer from separate account	(1)	(1)
Policy charges	(6)	(1)
Total changes	100	1,059
Balance, end of period	$1,145	$1,059

NOTE 14. DEFERRED ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED
The following table presents a rollforward of deferred acquisition costs and value of business acquired for the periods indicated:

FOR THE SIX MONTHS ENDED JUN. 30, 2023 US$ MILLIONS	Direct Insurance	Reinsurance	Total
Balance, beginning of period	$661	$924	$1,585
Additions	441	253	694
Amortization	(262)	(31)	(293)
Net change	179	222	401
Balance, end of period	$840	$1,146	$1,986

FOR THE SIX MONTHS ENDED JUN. 30, 2022 US$ MILLIONS	Direct Insurance	Reinsurance	Total
Balance, beginning of period	$—	$710	$710
Acquisition from business combinations and additions	585	106	691
Amortization	(44)	(23)	(67)
Net change	541	83	624
Balance, end of period	$541	$793	$1,334

The following table presents a rollforward of VOBA for the periods indicated:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2023 US$ MILLIONS	VOBA Asset	VOBA Liability
Balance, beginning of period	$404	$(884)
Additions	36	—
Amortization	(55)	67
Balance, end of period	$385	$(817)

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2022 US$ MILLIONS	VOBA Asset	VOBA Liability
Balance, beginning of period	$—	$—
Acquisition from business combination	538	(913)
Amortization	(16)	4
Balance, end of period	$522	$(909)

The following table provides the projected VOBA asset amortization expenses for a five-year period and thereafter:

Years	VOBA Asset
2023	$17
2024	31
2025	28
2026	25
2027	22
Thereafter	262
Total amortization expense	$385

NOTE 15. ACQUISITION OF BUSINESS
On May 25, 2022, the Company acquired American National. American National offers a broad portfolio of insurance products, including individual and group life insurance, annuities, health insurance, and property and casualty insurance. Under the terms of the Merger Agreement, the Company acquired 100% of all American National issued and outstanding shares in exchange for $190 per share, which is equivalent to $5.1 billion. The consideration was all cash. The Company acquired all assets and assumed all liabilities of American National as of the closing date, and consolidates the business for financial statement purposes. The acquired business contributed revenues of $223 million and net profit of $16 million to the Company for the period from May 25 to June 30, 2022.
As part of re-assessing the final valuations of certain assets, such as intangible assets and goodwill, and certain liabilities, the Company recognized measurement period adjustments to reflect new information obtained about facts and circumstances that existed as of the acquisition date. Measurement period adjustments consist primarily with a decrease of $37 million to property and equipment, a decrease of $16 million to value of business acquired, an increase of $19 million to goodwill, a decrease of $29 million to future policy benefits, and a decrease of $5 million to other liabilities. The valuation has been finalized in the second quarter of 2023. The updated fair value of assets acquired and liabilities as of June 30, 2023 assumed are as follows:

Assets acquired
Cash and cash equivalents	$1,021
Investments	22,519
Accrued investment income	101
Reinsurance recoverables	45
Premiums due and other receivables	437
Deferred tax assets	374
Property and equipment	138
Prepaid pension	149
Equity accounted investment	1,402
Deferred acquisition costs and value of business acquired	555
Reinsurance assets	410
Investment properties	541
Other assets	198
Separate account assets	1,123
Total assets acquired	29,013
Liabilities assumed
Future policy benefits	5,304
Policyholders' account balances	13,880
Policy and contract claims	1,706
Unearned premium reserve	1,073
Other policyholder funds	324
Notes payable	158
Other liabilities	449
Separate account liabilities	1,123
Total liabilities assumed	24,017
Less: Non-controlling interest	(10)
Net assets acquired	4,986
Goodwill	$121

NOTE 16. ASSETS HELD FOR SALE
On June 2023, American National finalized an agreement to sell its health insurance business to a third party. The business is being acquired by the third party for cash through the acquisition of 100% of the stock of one of American National's wholly-owned subsidiaries and certain reinsurance transactions. The completion of the transaction will be conditional upon obtaining the required regulatory approvals and is expected to close in the fourth quarter of 2023.

The carrying amounts of the major classes of assets and liabilities classified as held-for-sale are shown below:

AS AT JUN. 30, 2023 US$ MILLIONS	2023
Cash and cash equivalents	$38
Reinsurance recoverables	174
Premiums due and other receivables	37
Other assets	13
Total assets	262

Policy and contract claims	175
Other liabilities	56
Total liabilities	$231

There were no assets held for sale as at December 31, 2022.

NOTE 17. FUTURE POLICY BENEFITS
The reconciliation of the balances described in the table below to the future policy benefits in the statements of financial position is as follows.

AS AT JUN. 30, 2023 AND DEC. 31, 2022 US$ MILLIONS	2023	2022
Future policy benefits
Direct Insurance	$3,218	$3,136
Pension Risk Transfer	3,676	2,964
Deferred profit liability
Direct Insurance	58	24
Pension Risk Transfer	229	187
Other contracts and VOBA liability	1,682	1,700
Total future policy benefits	$8,863	$8,011

a.Future Policy Benefits
The balances and changes in the liability for future policy benefits are as follows:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2023 US$ MILLIONS	Direct Insurance	Pension Risk Transfer	Total
Present value of expected net premiums
Balance, beginning of period	$3,775	$—	$3,775
Beginning balance at original discount rate	4,087	—	4,087
Effect of changes in cash flow assumptions	21	—	21
Effect of actual variances from expected experience	(26)	—	(26)
Adjusted beginning of period balance	4,082	—	4,082
Issuances	67	657	724
Interest accrual	62	6	68
Net premiums collected	(200)	(663)	(863)
Derecognitions (lapses and withdrawals)	(16)	—	(16)
Ending balance at original discount rate	3,995	—	3,995
Effect of changes in discount rate assumptions	(238)	—	(238)
Balance, end of period	$3,757	$—	$3,757

Present value of expected future policy benefits
Balance, beginning of period	$6,909	$2,966	$9,875
Beginning balance at original discount rate	7,546	3,307	10,853
Effect of changes in cash flow assumptions	21	(11)	10
Effect of actual variances from expected experience	(24)	(17)	(41)
Adjusted beginning of period balance	7,543	3,279	10,822
Issuances	67	660	727
Interest accrual	113	72	185
Benefit payments	(247)	(133)	(380)
Derecognitions (lapses and withdrawals)	(16)	—	(16)
Foreign currency translation	—	75	75
Ending balance at original discount rate	7,460	3,953	11,413
Effect of changes in discount rate assumptions	(485)	(271)	(756)
Effect of foreign currency translation on the effect of changes in discount rate assumptions	—	(6)	(6)
Balance, end of period	6,975	3,676	10,651

Net liability for future policy benefits	3,218	3,676	6,894
Less: Reinsurance recoverables	(58)	(55)	(113)
Net liability for future policy benefits, after reinsurance recoverable	$3,160	$3,621	$6,781

AS AT JUN. 30, 2023	Direct Insurance	Pension Risk Transfer
Weighted-average liability duration of future policy benefits (years)	13	9

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2022 US$ MILLIONS	Direct Insurance	Pension Risk Transfer	Total
Present value of expected net premiums
Acquisition from business combination	4,188	—	4,188
Issuances	18	1,073	1,091
Interest accrual	6	11	17
Net premiums collected	(37)	(1,084)	(1,121)
Foreign currency translation	—	—	—
Ending balance at original discount rate	4,175	—	4,175
Effect of changes in discount rate assumptions	(99)	—	(99)
Effect of changes in discount rate assumptions	(99)	—	(99)
Balance, end of period	$4,076	$—	$4,076

Present value of expected future policy benefits
Balance, beginning of period	$—	$2,171	$2,171
Beginning balance at original discount rate	—	2,071	2,071
Effect of changes in cash flow assumptions	—	(11)	(11)
Effect of actual variances from expected experience	—	6	6
Adjusted beginning of period balance	—	2,066	2,066
Acquisition from business combination	7,665	—	7,665
Issuances	18	1,092	1,110
Interest accrual	11	42	53
Benefit payments	(46)	(70)	(116)
Derecognitions (lapses and withdrawals)	—	—	—
Foreign currency translation	—	(55)	(55)
Ending balance at original discount rate	7,648	3,075	10,723
Effect of foreign currency translation on the effect of changes in discount rate assumptions	—	3	3
Effect of changes in discount rate assumptions	(202)	(313)	(515)
Balance, end of period	7,446	2,765	10,211

Net liability for future policy benefits	3,370	2,765	6,135
Less: Reinsurance recoverables	(73)	(99)	(172)
Net liability for future policy benefits, after reinsurance recoverable	$3,297	$2,666	$5,963

AS AT JUN. 30, 2022	Direct Insurance	Pension Risk Transfer
Weighted-average liability duration of future policy benefits (years)	13	9

The amount of undiscounted expected gross premiums and expected future benefit payments follows:

	2023		2022
AS AT JUN. 30 US$ MILLIONS	Undiscounted	Discounted	Undiscounted	Discounted
Direct Insurance
Expected future benefit payments	$14,404	$6,975	$14,479	$7,446
Expected future gross premiums	9,516	4,948	9,743	5,249

Pension Risk Transfer
Expected future benefit payments	6,061	3,676	4,607	2,765
Expected future gross premiums	—	—	—	—

Total
Expected future benefit payments	20,465	10,651	19,086	10,211
Expected future gross premiums	9,516	4,948	9,743	5,249
The amount of revenue and interest recognized in the statements of operations follows:

FOR THE THREE MONTHS ENDED JUN. 30 US$ MILLIONS	Gross Premiums or Assessments		Interest Expense
	2023	2022	2023	2022
Direct Insurance	$160	$47	$51	$5
Pension Risk Transfer	499	1,128	37	15

FOR THE SIX MONTHS ENDED JUN. 30 US$ MILLIONS	Gross Premiums or Assessments		Interest Expense
	2023	2022	2023	2022
Direct Insurance	$292	$47	$74	$5
Pension Risk Transfer	675	1,237	37	15

The weighted-average interest rate follows:

FOR THE SIX MONTHS ENDED JUN. 30	2023	2022
Direct Insurance
Interest accretion rate	5%	4%
Current discount rate	5%	5%

Pension Risk Transfer
Interest accretion rate	5%	3%
Current discount rate	6%	4%

b.Deferred Profit Liability
For limited-pay products, gross premiums received in excess of net premiums are deferred at initial recognition as deferred profit liability (“DPL”). The assumptions and reflection of experience for DPL will be consistent with those used in the liability for future policy benefits, including the remeasurement methodology. The discount rate used in calculating DPL will be consistent with the locked-in rate used for the liability for future policy benefits.
DPL is amortized in income on a constant basis in relation with benefit payments. For life contingent payout annuities DPL is amortized over expected future benefit payments.
For limited payment traditional life permanent contracts, DPL is amortized over face amount for limited payment traditional life permanent contracts.

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2023 US$ MILLIONS	Direct Insurance	Pension Risk Transfer	Total
Balance, beginning of period	$24	$187	$211
Effect of changes in cash flow assumptions	—	11	11
Effect of actual variances from expected experience	—	21	21
Adjusted beginning of period balance	24	219	243
Profits deferred	34	10	44
Interest accrual	1	4	5
Amortization	(1)	(8)	(9)
Foreign currency translation	—	4	4
Balance, end of period	$58	$229	$287

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2022 US$ MILLIONS	Direct Insurance	Pension Risk Transfer	Total
Balance, beginning of period	$—	$158	$158
Effect of changes in cash flow assumptions	—	12	12
Effect of actual variances from expected experience	—	(6)	(6)
Adjusted beginning of period balance	—	164	164
Acquisition from business combination	—	—	—
Profits deferred	3	30	33
Interest accrual	—	3	3
Amortization	—	(6)	(6)
Foreign currency translation	—	(3)	(3)
Balance, end of period	$3	$188	$191

NOTE 18. POLICYHOLDERS' ACCOUNT BALANCES
Policyholders' account balances relate to investment-type contracts and universal life-type policies. Investment-type contracts principally include traditional individual fixed annuities in the accumulation phase and non-variable group annuity contracts. Policyholder account balances are equal to (i) policy account values, which consist of an accumulation of gross premium payments; (ii) credited interest, ranging from 1.0% to 8.0% (some annuities have enhanced first year crediting rates ranging from 1.0% to 7.0%), less expenses, mortality charges, and withdrawals; and (iii) fair value adjustment.
The balances and changes in policyholders' account balances follow.

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2023 US$ MILLIONS	Direct Insurance	Reinsurance	Total
Balance, beginning of period	$14,308	$5,833	$20,141
Issuances	2,695	86	2,781
Premiums received	215	1,101	1,316
Policy charges	(185)	(19)	(204)
Surrenders and withdrawals	(1,276)	(109)	(1,385)
Interest credited	276	16	292
Benefit payments	—	(19)	(19)
Other	(8)	104	96
Balance, end of period	$16,025	$6,993	$23,018

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2022 US$ MILLIONS	Direct Insurance	Reinsurance	Total
Balance, beginning of period	—	$4,677	$4,677
Acquisition from business combination	13,802	—	$13,802
Issuances	101	29	130
Premiums received	35	424	459
Policy charges	(30)	(13)	(43)
Surrenders and withdrawals	(105)	(75)	(180)
Interest credited	4	25	29
Benefit payments	—	(34)	(34)
Other	—	(52)	(52)
Balance, end of period	$13,807	$4,981	$18,788
The reconciliation of policyholders' account balances to the policyholders' account balances' liability in the statements of financial position follow.

AS AT JUN. 30, 2023 AND DEC. 31, 2022 US$ MILLIONS	2023	2022
Direct Insurance	$16,025	$14,308
Reinsurance	6,993	5,833
Total	$23,018	$20,141
The balance of account values by range of guaranteed minimum crediting rates and the related range of difference, in basis points, between rates being credited to policyholders and the respective guaranteed minimums follow.

AS AT JUN. 30, 2023 US$ MILLIONS	Range of Guaranteed Minimum Crediting Rate	At Guaranteed Minimum	1 - 50 Basis Points Above	51 - 150 Basis Points Above	> 150 Basis Points Above	Other[1]	Total
Direct Insurance	0% - 1%	$3,353	$5	$571	$94	$—	$4,023
	1% - 2%	772	460	2,090	2,199	—	5,521
	2% - 3%	1,618	515	347	2,526	—	5,006
	Greater than 3%	1,023	13	5	41	—	1,082
	Other[1]	—	—	—	—	393	393
	Total	$6,766	$993	$3,013	$4,860	$393	$16,025

Reinsurance	0% - 1%	$—	$522	$229	$7	$—	$758
	1% - 2%	—	—	—	—	—	—
	2% to 3%	—	—	—	—	—	—
	Greater than 3%	—	—	16	—	—	16
	Other[1]	—	—	—	—	6,219	6,219
	Total	$—	$522	$245	$7	$6,219	$6,993
1Other includes products with either a fixed rate or no guaranteed minimum crediting rate.

AS AT JUN. 30, 2022 US$ MILLIONS	Range of Guaranteed Minimum Crediting Rate	At Guaranteed Minimum	1 - 50 Basis Points Above	51 - 150 Basis Points Above	> 150 Basis Points Above	Other[1]	Total
Direct Insurance	0% - 1%	$3,502	$5	$641	$58	$—	$4,206
	1% - 2%	578	592	2,198	2,149	—	5,517
	2% - 3%	1,597	744	161	1	—	2,503
	Greater than 3%	1,063	6	—	1	—	1,070
	Other[1]	—	—	—	—	511	511
	Total	$6,740	$1,347	$3,000	$2,209	$511	$13,807

Reinsurance	—% - 1%	$—	$316	$181	$—	$—	$497
	1% - 2%	—	—	—	—	—	—
	2% to 3%	—	—	—	—	—	—
	Greater than 3%	—	—	—	—	—	—
	Other[1]	—	—	—	—	4,484	4,484
	Total	$—	$316	$181	$—	$4,484	$4,981
1Other includes products with either a fixed rate or no guaranteed minimum crediting rate.

NOTE 19. MARKET RISK BENEFITS
The net balance of market risk benefit asset and liabilities of and changes in guaranteed minimum withdrawal benefits associated with annuity contracts follow.

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2023 US$ MILLIONS	Direct Insurance	Reinsurance	Total
Balance, beginning of period, before effect of changes in the instrument-specific credit risk	$44	$70	$114
Effect of changes in the beginning instrument-specific credit risk	44	(28)	16
Effect of model refinements	(9)	(14)	(23)
Effect of non-financial assumption update	(9)	—	(9)
Attributed fees collected	6	15	21
Interest accrual	2	1	3
Adjustment from deterministic to stochastic	9	(13)	(4)
Effect of experience variance	(7)	2	(5)
Effect of changes in financial assumptions	—	(26)	(26)
Effect of changes in the ending instrument-specific credit risk	(27)	23	(4)
Issuance	—	35	35
Balance, end of period, net of reinsurance	$53	$65	$118

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2022 US$ MILLIONS	Direct Insurance	Reinsurance	Total
Balance, beginning of period, before effect of changes in the instrument-specific credit risk	$—	$66	$66
Acquisition from business combination	172	—	172
Effect of changes in the beginning instrument-specific credit risk	—	(1)	(1)
Attributed fees collected	1	11	12
Adjustment from deterministic to stochastic	2	(1)	1
Effect of experience variance	(1)	8	7
Effect of changes in financial assumptions	(58)	(39)	(97)
Effect of changes in the ending instrument-specific credit risk	(10)	(3)	(13)
Issuance	1	9	10
Balance, end of period, net of reinsurance	$107	$50	$157
The reconciliation of market risk benefits by amounts in an asset position and in a liability position to the market risk benefits amount in the statements of financial position follows.

AS AT JUN. 30, 2023 AND DEC. 31, 2022 US$ MILLIONS	2023			2022
	Asset	Liability	Net	Asset	Liability	Net
Direct insurance	$13	$(66)	$(53)	$10	$(54)	$(44)
Reinsurance	—	(65)	(65)	—	(70)	(70)
Total	$13	$(131)	$(118)	$10	$(124)	$(114)

NOTE 20. LIABILITY FOR UNPAID CLAIMS AND CLAIM ADJUSTMENT EXPENSES
The liability for unpaid claims and claim adjustment expenses (“claims”) for health and property and casualty insurance is included in “Policy and contract claims” in the statements of financial position and is the amount estimated for incurred but not reported (“IBNR”) claims and claims that have been reported but not settled. The liability for unpaid claims is estimated based upon American National’s historical experience and actuarial assumptions that consider the effects of current developments, anticipated trends and risk management programs, less anticipated salvage and subrogation. The effects of the changes are included in the statements of operations in the year in which the changes occur. The time value of money is not taken into account for the purpose of calculating the liability for unpaid claims. There have been no significant changes in methodologies or assumptions used to calculate the liability for unpaid claims and claim adjustment expenses.

Information regarding the liability for unpaid claims is shown below:

FOR THE SIX MONTHS ENDED JUN. 30 US$ MILLIONS	2023	2022
Unpaid claims balance, beginning	$1,555	$—
Less: Reinsurance recoverables	(305)	—
Net beginning balance	1,250	—
Acquisition from business combination	—	1,215
Incurred related to
Current	816	137
Prior years	(22)	(6)
Total incurred claims	794	131
Paid claims related to
Current	(342)	(78)
Prior years	(348)	(38)
Total paid claims	(690)	(116)
Net balance	1,354	1,230
Add: Reinsurance recoverables	303	290
Unpaid claims balance, ending	$1,657	$1,520
The net and gross reserve calculations have shown favourable development as a result of favourable loss emergence compared to what was implied by the loss development patterns used in the original estimation of losses in prior years. The estimates for ultimate incurred claims attributable to insured events of prior years decreased by approximately $22 million and $6 million respectively during the first six months of 2023 and 2022. The favorable development in 2023 was a reflection of lower-than-anticipated losses arising from agribusiness, business owners, commercial automotive, and commercial other lines of business.
For short-duration health insurance claims, the total of IBNR plus expected development on reported claims included in the liability for unpaid claims and claim adjustment expenses at June 30, 2023 and December 31, 2022 was $16 million and $16 million respectively.

NOTE 21. CORPORATE AND SUBSIDIARY BORROWINGS
The Company and its subsidiaries have bilateral revolving credit facilities backed by third-party financial institutions. The total available amount on the credit facilities is $550 million. The credit facilities bear interest at the specified SOFR, CDOR, or bankers’ acceptance rate plus a spread and have a maturity date of June 2028. As at June 30, 2023, $417 million was drawn on the bilateral credit facilities.

The Company has a $1.0 billion 364-day revolving credit facility for the purpose of temporarily warehousing investments that will ultimately be transferred into our insurance investment portfolios in the near term. The facility borrowings are secured by the underlying investments related to the credit facility drawings. As at June 30, 2023, the facility had $823 million outstanding.

In April 2022, the Company entered into a $1.0 billion 364-day secured facility. In April 2023, the Company repaid $500 million and extended the maturity on the remaining balance to April 2024.

The facilities require the Company to maintain a minimum net worth covenant. As at June 30, 2023, the Company was in compliance with its financial covenants.

The Company also has a revolving credit facility with Brookfield that, as at June 30, 2023, permitted borrowings of up to $400 million. As at June 30, 2023, there were no amounts drawn on the facility.

Subsidiary borrowings of $1.5 billion relate to debt issued at American National. $1.0 billion matures in 2027 and the remaining $500 million matures in 2032.

NOTE 22. INCOME TAXES
For the three months and six months ended June 30, 2023, the effective tax rates on pre-tax income were 3% and 1% respectively. The Company's effective tax rate differed from the statutory tax rate of 17% and 15% for the same respective periods, primarily due to international operations subject to different tax rates.

For the three months and six months ended June 30, 2022, the effective tax rate on pre-tax income were a recovery of 14% and expense of 1% respectively. The Company's effective tax rate differed from the statutory tax rate of 16% for the same respective periods, primarily due to international operations subject to different tax rates.

NOTE 23. SHARE CAPITAL
As at June 30, 2023 and December 31, 2022, the Company is authorized to issue:
i.1,000,000,000 Exchangeable Class A Limited Voting Shares with a par value of $33.56 per share;
ii.500,000,000 Exchangeable Class A-1 Limited Non-Voting Shares with a par value of $33.56 per share;
iii.500,000 Class B Limited Voting Shares with a par value of $33.56 per share;
iv.1,000,000,000 Class C Non-Voting Shares with a par value of $1 per share;
v.100,000,000 Class A Senior Preferred Shares (issuable in series) with a par value of $25 per share;
vi.100,000,000 Class B Senior Preferred Shares (issuable in series) with a par value of CAD$25 per share;
vii.1,000,000,000 Class A Junior Preferred Shares (issuable in series) with a par value of $25 per share;
viii.1,000,000,000 Class B Junior Preferred Shares (issuable in series) with a par value of CAD$25 per share.
The share capital of the Company as at June 30, 2023 and December 31, 2022 comprises the following:

AS AT US$ MILLIONS, EXCEPT SHARE AMOUNTS	June 30, 2023		December 31, 2022
	Number of shares	Value	Number of shares	Value
Issued
Class A exchangeable shares	10,450,952	$448	9,594,989	$422
Class B shares	24,000	1	24,000	1
Class C shares	41,314,891	1,477	40,934,623	1,467
Class A junior preferred shares	100,460,280	2,635	100,460,280	2,580

The movement of shares issued and outstanding is as follows:
\

	2023
FOR THE PERIODS ENDED JUN. 30	Redeemable junior preferred shares	Class A exchangeable shares	Class B shares	Class C shares
Outstanding, January 1	100,460,280	9,594,989	24,000	40,934,623
Issued (Repurchased)
Issuances	—	1,165,000	—	380,268
Repurchases	—	(309,037)	—	—
Outstanding, March 31	100,460,280	10,450,952	24,000	41,314,891
Issuances	—	—	—	—
Outstanding, June 30	100,460,280	10,450,952	24,000	41,314,891

	2022
FOR THE PERIODS ENDED JUN. 30	Redeemable junior preferred shares	Class A exchangeable shares	Class B shares	Class C shares
Outstanding, January 1	—	10,877,989	24,000	23,544,548
Issued (Repurchased)
Issuances	—	—	—	—
Repurchases	—	—	—	—
Outstanding, March 31	—	10,877,989	24,000	23,544,548
Issuances	98,351,547	—	—	11,270,466
Outstanding, June 30	98,351,547	10,877,989	24,000	34,815,014
At June 30, 2023, there were $123 million of accrued dividends on Class A junior preferred shares (December 31, 2022 – $68 million). The redemption value equals to the carrying value as of June 30, 2023 and December 31, 2022.

NOTE 24. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The components of and changes in the accumulated other comprehensive income (“AOCI”), and the related tax effects, are shown below:

FOR THE PERIODS ENDED JUN. 30, 2023 US$ MILLIONS	Unrealized Appreciation (Depreciation) on Investments	Defined Benefit Pension Plan Adjustment	Change in Instrument Specific Credit risk for Market Risk Benefit	Change in Discount Rate for Liability for Future Policyholder	Other	Total
Balance at January 1, 2023	$(1,018)	$(4)	$(7)	$507	$(1)	$(523)
Other comprehensive income (loss) before reclassifications	408	—	12	(204)	(2)	214
Amounts reclassified to (from) net income	20	1	—	—	—	21
Deferred income tax benefit (expense)	(21)	—	—	26	—	5
Balance at March 31, 2023	$(611)	$(3)	$5	$329	$(3)	$(283)
Other comprehensive income (loss) before reclassifications	(303)	2	(22)	86	1	(236)
Amounts reclassified to (from) net income	10	—	—	—	—	10
Deferred income tax benefit (expense)	14	—	—	(6)	—	8
Balance at June 30, 2023	$(890)	$(1)	$(17)	$409	$(2)	$(501)

FOR THE PERIODS ENDED JUN. 30, 2022 US$ MILLIONS	Unrealized Appreciation (Depreciation) on Investments	Defined Benefit Pension Plan Adjustment	Change in Instrument Specific Credit risk for Market Risk Benefit	Change in Discount Rate for Liability for Future Policyholder	Other	Total
Balance at January 1, 2022	$35	$(5)	$(1)	$(63)	$1	$(33)
Other comprehensive income (loss) before reclassifications	(366)	—	(6)	281	3	(88)
Deferred income tax benefit (expense) and other	78	—	—	(75)	(3)	—
Balance at March 31, 2022	$(253)	$(5)	$(7)	$143	$1	$(121)
Other comprehensive income (loss) before reclassifications	(701)	—	19	251	(3)	(434)
Amounts reclassified to (from) net income	—	—	—	—	—	—
Deferred income tax benefit (expense)	39	—	—	(45)	—	(6)
Balance at June 30, 2022	$(915)	$(5)	$12	$349	$(2)	$(561)

NOTE 25. EARNINGS PER SHARE
The components of basic earnings per share are summarized in the following table:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS), EXCEPT PER SHARE AMOUNTS	2023	2022	2023	2022
Net income for the period	$360	$25	$267	$181
Dividends on Class A junior preferred shares	(28)	(11)	(55)	(11)
	332	$14	212	$170
Attributable to:
Class A exchangeable and Class B shareholders	1	1	2	3
Class C shareholders	334	15	208	169
Non-controlling interests	(3)	(2)	2	(2)

Earnings per share per class C share - basic	$8.07	$0.53	$5.04	$6.55

Weighted average shares – Class C shares	41,314,891	28,003,194	41,184,633	25,786,188
NOTE 26. RELATED PARTY TRANSACTIONS
In the normal course of operations, the Company entered into the transactions below with related parties.
a)Brookfield Reinsurance agreements
The Company has an outstanding equity commitment in the amount of $2.0 billion from Brookfield to fund future growth, which the Company may draw on from time to time. As of June 30, 2023, there were no amounts drawn under the equity commitment.

In 2021, the Company entered into a credit agreement with Brookfield (the “Brookfield Credit Agreement”) as lender for a three-year revolving credit facility which subsequently increased to $400 million in March 2022. As of June 30, 2023, there were no amounts drawn on the credit facilities under the Brookfield Credit Agreement.
The following table reflects the related party agreements and transactions for the six months ended June 30 in the statements of operations:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 US$ MILLIONS	2023	2022	2023	2022
Credit agreement fees with Brookfield	$—	$—	$—	$—
Support agreement fees with Brookfield	—	—	—	—
Rights agreement fees to Brookfield	—	—	—	—
Administration fees with Brookfield	1.7	0.3	3.4	0.5
Investment management fees to Brookfield Asset Management	15.0	7.0	30.0	11.0
Brookfield licensing agreement fees	—	—	—	—
Outsourcing fees paid to Brookfield	0.2	0.2	0.9	0.5
Outsourcing arrangements payable	—	0.1	0.3	0.2
b)Other related party transactions
On March 10, 2020, Brookfield Annuity Corporation ("BAC") entered into lease and building service arrangements with Brookfield Properties (Canada) Inc. and BPO Ontario Properties Ltd. (collectively, “BPO”), subsidiaries of Brookfield. The amount paid to BPO for the leased office facilities and building maintenance for the six months ended June 30, 2023 totaled $0.3 million (June 30, 2022 – $0.3 million). As at June 30, 2023, lease liabilities relating to this arrangement were $1 million (June 30, 2022 – $2 million).
During the six month period, subsidiaries of the Company purchased investments of $1.6 billion from Brookfield and its subsidiaries. Investment transactions with related parties are accounted for in the same manner as those with unrelated parties in the financial statements.
The Company had $339 million of cash on deposit with wholly-owned subsidiaries of Brookfield as at June 30, 2023 (June 30, 2022 – $70 million).

NOTE 27. SEGMENT REPORTING
The Company's operations are organized into three operating segments: Reinsurance, Direct Insurance and PRT. These segments are regularly reviewed by the Company’s chief operating decision maker (“CODM”) for the purpose of allocating resources to the segment and to assess its performance.
The key measure used by the CODM in assessing performance and in making resource allocation decisions is Distributable Operating Earnings ( “Distributable Operating Earnings”, or “DOE”).
Distributable Operating Earnings is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, and breakage and transaction costs, as well as certain investment and insurance reserve gains and losses, including gains and losses related to asset and liability matching strategies and change in market risk benefits, and is inclusive of returns on equity invested in certain variable interest entities and the Company’s share of adjusted earnings from investments in certain associates. DOE allows the CODM to evaluate the Company’s segments on the basis of return on invested capital generated by its operations and allows the Company to evaluate the performance of its segments.

The tables below provide each segment’s results in the format that the CODM reviews its reporting segments to make decisions and assess performance.

FOR THE THREE MONTHS ENDED JUN. 30, 2023 (MILLIONS)	Direct Insurance	Reinsurance	Pension Risk Transfer	Total
Net premiums and other policy related revenues	$709	$—	$493	$1,202
Other net investment income, including funds withheld	455	90	49	594
Segment revenues	1,164	90	542	1,796
Policyholder benefits, net	(590)	—	(527)	(1,117)
Other insurance and reinsurance expenses	(240)	(59)	—	(299)
Operating expenses excluding transactions costs	(152)	(2)	(5)	(159)
Interest expense	(24)	(1)	—	(25)
Current income tax (expense) recovery	(8)	—	—	(8)
Segment DOE	150	28	10	188
Depreciation expense				(5)
Deferred income tax expense				(11)
Transaction costs				(5)
Net investments gains and losses, including funds withheld				291
Unrealized mark to market within insurance contracts				(68)
Other corporate activities				(30)
Net Income				$360

FOR THE THREE MONTHS ENDED JUN. 30, 2022 (MILLIONS)	Direct Insurance	Reinsurance	Pension Risk Transfer	Total
Net premiums and other policy related revenues	$223	$—	$1,010	$1,233
Other net investment income, including funds withheld	101	$41	24	166
Segment revenues	324	41	1,034	1,399
Policyholder benefit, net	(170)	$—	(1,026)	(1,196)
Other insurance and reinsurance expenses	(62)	$(28)	—	(90)
Operating expenses excluding transactions costs	(44)	(2)	(3)	(49)
Interest expense	(5)	(5)	—	(10)
Current income tax expense	1	—	—	1
Segment DOE	44	6	5	55
Depreciation expense				(3)
Deferred income tax expense				(7)
Transaction costs				(20)
Net investments gains and losses, including funds withheld				9
Other corporate activities, net				(9)
Net Income				$25

FOR THE SIX MONTHS ENDED JUN. 30, 2023 (MILLIONS)	Direct Insurance	Reinsurance	Pension Risk Transfer	Total
Net premiums and other policy related revenues	$1,431	$—	$668	$2,099
Other net investment income, including funds withheld	764	169	92	1,025
Segment revenues	2,195	169	760	3,124
Policyholder benefit, net	(1,096)	—	(724)	(1,820)
Other insurance and reinsurance expenses	(476)	(113)	(5)	(594)
Operating expenses excluding transactions costs	(302)	(7)	(10)	(319)
Interest expense	(47)	(1)	—	(48)
Current income tax expense	(14)	—	—	(14)
Segment DOE	260	48	21	329
Depreciation expense				(10)
Deferred income tax expense				2
Transaction costs				(9)
Net investments gains and losses, including funds withheld				146
Unrealized mark to market within insurance contracts				(147)
Other corporate activities, net				(44)
Net Income				$267

FOR THE SIX MONTHS ENDED JUN. 30 2022 (MILLIONS)	Direct Insurance	Reinsurance	Pension Risk Transfer	Total
Net premiums and other policy related revenues	$223	$—	$1,119	$1,342
Other net investment income, including funds withheld	101	94	58	253
Segment revenues	324	94	1,177	1,595
Benefits paid on insurance contracts, net	—	—	—	—
Policyholder benefits, net	(170)	—	(1,165)	(1,335)
Other insurance and reinsurance expenses	(62)	(66)	—	(128)
Changes in deferred acquisition costs	—	—	—	—
Operating expenses excluding transactions costs	(44)	(7)	(6)	(57)
Interest expense	(5)	(11)	—	(16)
Current income tax expense	1	—	—	1
Segment DOE	$44	10	6	60
Depreciation expense				(3)
Deferred income tax expense				(11)
Transaction cost				(24)
Net investment gains and losses, including funds withheld				107
Unrealized mark-to-market within insurance contracts				59
Other corporate activities, net				(7)
Net income				$181
Our Reinsurance business is focused primarily on the reinsurance of annuity-based products and transacts with direct insurers and other reinsurers. All existing reinsurance contracts are with U.S. based insurance companies. Total premium revenues recorded within our Reinsurance segment for the six months ended June 30, 2023 were from transactions with two United States ceding companies.
Total premium revenues recorded within our PRT segment for the six months ended June 30, 2023, and 2022 were from Canadian and U.S. counterparties.
Total premium revenues recorded within our Direct Insurance segment for the six months ended June 30, 2023 were from transactions with U.S. retail customers.
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, liabilities and common equity attributable to each segment.

AS AT JUN. 30, 2023 (MILLIONS)	Reinsurance	Pension Risk Transfer	Direct Insurance	Other[1]	Total
Assets	$10,713	$4,180	$32,192	$909	$47,994
Liabilities	8,892	4,003	28,229	2,324	43,448
Equity and other	1,820	177	3,963	(1,414)	4,546

AS AT DEC. 31, 2022 US$ MILLIONS	Reinsurance	Pension Risk Transfer	Direct Insurance	Other[1]	Total
Assets	$9,316	$3,420	$29,541	$1,181	$43,458
Liabilities	7,644	3,216	25,786	2,547	39,193
Equity and other	1,672	204	3,755	(1,366)	4,265
1.Other represents assets, liabilities and common equity attributable to other activities that do not constitute a segment.
NOTE 28. FINANCIAL COMMITMENTS AND CONTINGENCIES
Commitments
As at June 30, 2023, subsidiaries of the Company had investment commitment agreements with third parties to the maximum of approximately $6.2 billion exclusive of taxes and other operating expenses (December 31, 2022 – $5.4 billion). As at June 30, 2023, the total unfunded commitment amounts were $3.0 billion.
The Company's subsidiary had aggregate commitments at June 30, 2023 to purchase, expand or improve real estate, to fund fixed interest rate mortgage loans, and to purchase other invested assets of $1.5 billion of which $0.8 billion is expected to be funded in 2023, with the remainder funded in 2024 and beyond.
In addition, the Company's subsidiary had revolving commitments of $113 million expected to be funded during 2023 and 2024, and outstanding letters of credit in the amount of $379 million as of June 30, 2023.
Federal Home Loan Bank (FHLB) Agreements
The Company has access to the FHLB’s financial services including advances that provide an attractive funding source for short-term borrowing and for access to other funding agreements. As of June 30, 2023, certain municipal bonds and collateralized mortgage obligations with a fair value of approximately $10 million and commercial mortgage loans of approximately $1.1 billion were on deposit with the FHLB as collateral for borrowing. As of June 30, 2023, the collateral provided borrowing capacity of approximately $745 million. The deposited securities and commercial mortgage loans are included in the Company’s statements of financial position within available-for-sale fixed maturity securities and mortgage loans on real estate, net of allowance, respectively.
Litigation
American National and certain subsidiaries are defendants in various lawsuits concerning alleged breaches of contracts, various employment matters, allegedly deceptive insurance sales and marketing practices, and miscellaneous other causes of action arising in the ordinary course of operations. Certain lawsuits include claims for compensatory and punitive damages. We provide accruals for these items to the extent we deem the losses probable and reasonably estimable. After reviewing these matters with legal counsel, based upon information presently available, management is of the opinion that the ultimate resultant liability, if any, would not have a material adverse effect on the Company's statements of financial position, liquidity or results of operations; however, assessing the eventual outcome of litigation necessarily involves forward-looking speculation as to judgments to be made by judges, juries and appellate courts in the future.
Such speculation warrants caution, as the frequency of large damage awards, which bear little or no relation to the economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgment in any given lawsuit. These lawsuits are in various stages of development, and future facts and circumstances could result in management changing its conclusions. It is possible that, if the defenses in these lawsuits are not successful, and the judgments are greater than management can anticipate, the resulting liability could have a material impact on our condensed consolidated financial position, liquidity, or results of operations. With respect to the existing litigation, management currently believes that the possibility of a material judgment adverse to American National is remote. Accruals for losses are established whenever they are probable and reasonably estimable. If no one estimate within the range of possible losses is more probable than any other, an accrual is recorded based on the lowest amount of the range.

NOTE 29. SUBSEQUENT EVENTS
Subsequent to quarter end, the Company entered into a definitive agreement to acquire all of the outstanding shares of common stock of American Equity Investment Life Holdings Company (“AEL”), valued at $4.3 billion. Each AEL shareholder will receive $55.00 per AEL share, consisting of $38.85 in cash and 0.49707 of a Brookfield Asset Management Ltd (“BAM”) class A limited voting shares having a value equal to $16.15, subject to adjustment related to changes in share price of BAM.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Introduction
This management’s discussion and analysis (“MD&A”) covers the financial position as of June 30, 2023 and December 31, 2022 and the results of operations for the three and six months ended June 30, 2023, and 2022. Unless the context requires otherwise, when used in this MD&A, the terms “we”, “us”, “our”, or the “Company” means Brookfield Reinsurance Ltd. together with all of its subsidiaries and the term “Brookfield” means Brookfield Corporation, its subsidiaries and controlled companies and any investment fund sponsored, managed or controlled by Brookfield Corporation or its subsidiaries, and does not, for greater certainty, include us or Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC and its subsidiaries.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Forward-Looking Information”.
The information in this MD&A should be read in conjunction with the Unaudited Condensed Consolidated Financial Statements (“the financial statements”) as of June 30, 2023 and for the three and six months ended June 30, 2023, and 2022 and the annual audited financial statements for the year ended December 31, 2022 that were filed on Form 6K with the SEC on June 28, 2023. Interim operating results for the three and six months ended June 30, 2023 are not necessarily indicative of the results expected for the entire year.
Overview of Our Business
Our Company is an exempted company limited by shares incorporated under the laws of Bermuda on December 10, 2020. The Company holds a direct 100% ownership interest in BAM Re Holdings Ltd. (“BAM Re Holdings”), which holds the Company’s interest in its operating subsidiaries North End Re Ltd. (“NER Ltd.”), North End Re (Cayman) SPC (“NER SPC”), Brookfield Annuity Company (“BAC”) and American National Group, LLC. (“American National”).
Our Company operates a leading capital solutions business providing insurance and reinsurance services to individuals and institutions. Through its operating subsidiaries, our Company offers a broad range of insurance products and services, including life insurance and annuities, and personal and commercial property and casualty insurance. Our business is presently conducted through our subsidiaries under three operating segments, which we refer to as our Direct Insurance, Reinsurance, and Pension Risk Transfer (“PRT”) businesses. The principal operating entities of the company generally maintain their own independent management and infrastructure. Refer to the “Lines of Business” section of the MD&A for further details on our operating segments' business.

Controls and Procedures
The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by this report. During the second quarter of 2023, the Company implemented and modified certain internal controls over financial reporting relating to the adoption and ongoing operation of ASU 2018-12, Financial Services - Insurance (Topic 944): Targeted Improvements to the Accounting for Long-Duration Contracts.
Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that these disclosure controls and procedures were effective. There was no change in the Company’s internal control over financial reporting during the quarter ended June 30, 2023, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting besides those related to Long Duration Targeted Improvements ("LDTI"). The following financial data is derived from our financial statements that are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Non-GAAP measures used in this MD&A are reconciled to or calculated from such values. All dollar references, unless otherwise stated, are in U.S. Dollars.

Key Financial Data
The following table presents key financial data of the Company:

FOR THE PERIODS ENDED JUN. 30 US$ MILLIONS	Three Months Ended		Six Months Ended
	2023	2022	2023	2022
Total assets	$47,994	$40,700	$47,994	$40,700
Net income	360	25	267	181
Adjusted equity[1]	5,047	4,501	5,047	4,501
Distributable Operating Earnings[1,2]	160	46	305	59

1.Distributable operating earnings and adjusted equity are Non-GAAP measures. See "Reconciliation of Non-GAAP Measures".
2.Distributable operating earnings for the three months and six months ended June 30, 2023 is inclusive of net expenses of $27 million and $53 million relating to activities outside of our three operating segments, respectively (2022 – $9 million and $1 million, respectively).

Operating Results and Financial Review
CONSOLIDATED RESULTS OF OPERATIONS
The following table summarizes the financial results of our business for the three and six months ended June 30, 2023 and 2022:

FOR THE PERIODS ENDED JUN. 30 US$ MILLIONS	Three Months Ended		Six Months Ended
	2023	2022	2023	2022
Net premiums	$1,099	$1,201	$1,899	$1,310
Other policy revenue	103	31	200	31
Net investment income	440	195	840	251
Investment related gains (losses), net	292	(135)	186	(107)
Net investment results from funds withheld	106	(12)	118	73
Total revenues	2,040	1,280	3,243	1,558

Policyholder benefits and claims incurred	(1,133)	(1,148)	(1,875)	(1,253)
Interest sensitive contract benefits	(316)	(18)	(557)	(36)
Commissions for acquiring and servicing policies	(213)	(62)	(393)	(62)
Net change in deferred policy acquisition costs	250	18	362	38
Change in fair value of market risk benefit	14	55	8	67
Other reinsurance expenses	(23)	(10)	(37)	(14)
Operating expenses	(186)	(75)	(362)	(92)
Interest expense	(60)	(18)	(120)	(23)
Total benefits and expenses	(1,667)	(1,258)	(2,974)	(1,375)

Net income before income taxes	373	22	269	183
Income tax recovery (expense)	(13)	3	(2)	(2)
Net income for the period	$360	$25	$267	$181
Three Months Ended June 30, 2023 vs. 2022
For the three months ended June 30, 2023, we reported net income of $360 million, compared to net income of $25 million in the prior year quarter primarily due to contributions from our acquisition of American National, higher investment related gains, as well as growth in our investment portfolio and higher spread earnings from investment repositioning into higher yielding investments.
We completed a record level of sales during the quarter, representing over $3 billion of new policies. Sales represent gross new policies written, and include new policies that are not considered premium revenues for the purposes of GAAP. Net premiums were $1.1 billion for the quarter, largely in line with the prior year quarter. Contributions from our acquisition of American National were offset by lower PRT premiums. During the quarter, the Company closed 26 PRT deals with premiums of $530 million, compared to 7 PRT deals with premiums of $1.0 billion in the prior year quarter.
Net investment income was $440 million in the quarter, compared to $195 million in the prior year quarter, driven by increased spread earnings from growth in our investment portfolio and capital redeployed into higher yielding assets, particularly from available-for-sale fixed maturity securities which generated $216 million in the current quarter, compared to $84 million in the prior year quarter.
The Company had net investment related gains of $292 million in the quarter, compared to a loss of $135 million in the prior year quarter, mainly driven by higher unrealized mark-to-market gains on equity securities of $245 million in the current quarter.

Net investment results from funds withheld was $106 million in the quarter, compared to a loss of $12 million in the prior year quarter. This improvement is primarily driven by mark-to-market gains on the embedded derivative in our modified coinsurance ("modco") reinsurance treaties as a result of changes in interest rate, compared to mark-to-market losses in the comparative period. During the quarter, we had interest income of $70 million, compared to $36 million in the prior year quarter.
Interest sensitive contract benefits represent interest credited to policyholders' account balances from our investment contracts with customers, as well as amortization of deferred revenue. Commissions for acquiring and servicing policies represent sales commission payments or incremental costs of obtaining the contract that are amortized over the contract term subsequent to the initial capitalization. During the quarter, interest sensitive contract benefits and commissions for acquiring and servicing policies increased by $298 million and $151 million, respectively, primarily driven by the increase in sales and premiums from the prior quarter.
Change in fair value of market risk benefit represents the mark-to-market movements of our liability based on protection to the policyholder from capital market risk. The gain of $14 million in the period is primarily due to change in interest rate used in the valuation of these liabilities.
Operating expenses were $186 million in the current quarter compared to $75 million in the prior year quarter, mainly as a result of the acquisition of American National which incurred $152 million of operating costs in the full quarter of 2023, compared to $44 million in the prior year quarter as the transaction closed in May of 2022. The increase is also partly related continued growth of the business with higher additional personnel, professional services and transaction expenses.
The increase of $42 million of interest expense on borrowings in the current quarter primarily relates to incurring a full quarter of expense on our subsidiary borrowings, particularly non-recourse acquisition financing issued at American National.
During the quarter, Distributable Operating Earnings increased by $114 million to $160 million. The increase was driven by a full quarter of contributions from American National, as well as higher net investment income within our PRT and Reinsurance businesses as we continued to redeploy our capital into higher yielding investments within the portfolios.

Six Months Ended June 30, 2023 vs. 2022
For the six months ended June 30, 2023, we reported net income of $267 million, compared to net income of $181 million in the prior year period primarily due to growth in the business, redeployment of capital into higher yielding investments and unrealized mark-to-market gains on investments and derivatives.
Net premiums were $1.9 billion for the six months ended, compared to $1.3 billion in the same period in 2022. The increase is mainly due to contribution of $1.4 billion in the six months ended June 30, 2023 from the aforementioned acquisition of American National which closed in May 2022, compared to $223 million in the prior period.
Net investment income increased by $589 million for the six months ended June 30, 2023, relative to the same period in 2022, driven by the growth in our investment portfolio and capital redeployed into higher yielding assets, particularly from our available-for-sale fixed maturity securities which generated $420 million in the current period, compared to $107 million in the prior period.
Investment related gains (losses), net was a gain of $186 million in the first six months of 2023, compared to a loss of $107 million in the prior year period, mainly due to unrealized mark-to-market movements on our equity securities of $156 million in the current period compared to a loss of $25 million in the prior period.
Net investment results from funds withheld increased by $45 million in the first six months of 2023 compared to the same period in 2022. The increase was driven by higher interest income from the growth in our reinsurance business. These increases were partially offset by negative mark-to-market movement in the embedded derivative due to a decrease in rates in 2023.

During the period, interest sensitive contract benefits and commissions for acquiring and servicing policies increased by $521 million and $331 million, respectively. The increases are driven by higher sales and a larger policyholders' account balance.
Change in fair value of market risk benefit represents the mark-to-market movements of our liability based on protection to the policyholder from capital market risk. The gain of $8 million in the period is primarily due to movements in interest rates used in the valuation of these liabilities.
Operating expenses were $362 million in the first six months of 2023, compared to $92 million in the prior year period, mainly as a result of the acquisition of American National which contributed $302 million in the current period, compared to $44 million in the prior period, as well as additional personnel and professional services expenses related to the growth of our business.
The increase of $97 million of interest expense on borrowings from prior year is primarily due to increased interest on subsidiary borrowings related to the acquisition of American National, which occurred at the end of May 2022.
During the period, Distributable Operating Earnings increased by $246 million to $305 million. The increase was primarily due to contributions from American National and net investment income on our investments. DOE also benefited from new business and spread earnings within our PRT and Reinsurance businesses as we made progress redeploying the investments within the portfolios.

CONSOLIDATED FINANCIAL POSITION
Comparison as at June 30, 2023 and December 31, 2022
The following table summarizes the financial position as at June 30, 2023 and December 31, 2022:

AS AT US$ MILLIONS, EXCEPT SHARE DATA	2023	2022
Assets
Investments	$32,358	$30,295
Cash and cash equivalents	2,893	2,145
Accrued investment income	285	341
Deferred policy acquisition costs	1,986	1,585
Reinsurance funds withheld	6,540	5,812
Premiums due and other receivables	541	436
Deferred tax asset	489	490
Reinsurance recoverables, net	627	589
Property and equipment, net of accumulated depreciation	160	194
Other assets	849	405
Goodwill	121	121
Separate account assets	1,145	1,045
Total assets	47,994	43,458

Future policy benefits	8,863	8,011
Policyholders' account balances	23,018	20,141
Policy and contract claims	1,868	1,786
Deposit liabilities	1,632	1,657
Market risk benefit	131	124
Unearned premium reserve	1,150	1,086
Due to related parties	525	241
Other policyholder funds	316	322
Notes payable	158	151
Corporate borrowings	1,740	2,160
Subsidiary borrowings	1,494	1,492
Liabilities issued to reinsurance entities	217	151
Other liabilities	1,191	826
Separate account liabilities	1,145	1,045
Total liabilities	43,448	39,193

Redeemable junior preferred shares	2,635	2,580

Equity
Class A exchangeable, Class B, and Class C shares	1,926	1,890
Retained earnings	477	310
Accumulated other comprehensive income (loss), net of taxes	(501)	(523)
Non-controlling interests	9	8
Total equity	1,911	1,685
Total liabilities, mezzanine equity, and equity	$47,994	$43,458

June 30, 2023 vs. December 31, 2022
Total assets increased by $4.5 billion during the quarter to $48.0 billion.
Cash and cash equivalent increased by $748 million during the period. For further information, refer to "Liquidity and Capital Resources" section of the MD&A and our Consolidated Statements of Cash Flows.
Total investments increased by $2.1 billion over the period, primarily as a result of deployment of capital from new annuity sales and premiums in the first six months in the year, as well as partial recovery in the market value of equity securities.
Deferred acquisition costs are capitalized costs that are directly related to writing new policyholder contracts. During the quarter, the balance increased by $401 million mainly as a result of new insurance contracts entered with policyholders which contributed to an increase of $694 million, partially offset by amortization of $293 million.
Reinsurance funds withheld increased by $728 million over the quarter, primarily as a result of flow premiums received in the current period, partially offset by mark-to-market adjustments on the total return swap due to the impact of decreasing interest rates over the period on our shorter duration asset portfolio.
Reinsurance recoverables are estimated amounts due to the Company from reinsurers or cedants, related to paid and unpaid ceded claims and expenses, and are presented net of reserves for collectability. The amount increased by $38 million in the period primarily as a result of increased sales.
Other assets were $849 million at the end of the quarter, compared to $405 million at year-end. The balance primarily includes intangible assets and prepaid pension receivables from related parties, and increased mainly due to higher market risk benefits and current tax assets during the quarter.
Separate account assets and liabilities are funds that are held separate from the general assets and liabilities of the Company, and both increased by $100 million since the year-end mainly due to net realized gains of underlying assets of $114 million and $38 million of policyholder deposits, partially offset by $58 million of policyholder benefits and withdrawals.
Future policy benefits and policyholder account balances increased by $3.7 billion during the period due to new contracts written across our operations, partially offset by settlements in the quarter.
Corporate and subsidiary borrowings decreased by $418 million during the period, primarily as a result of the $500 million repayment of the Company's 364-day secured facility in April 2023.
In the prior year, we issued junior preferred shares to Brookfield which are redeemable by the Company at any time at the issuance price plus accumulated and unpaid dividends.

Lines of Business
Direct Insurance
American National became the platform for our Direct insurance line, providing insurance in the following segments: direct origination of life, annuity, and property and casualty.
Life Insurance
Whole Life. Whole life products provide a guaranteed benefit upon the death of the insured in return for the periodic payment of a fixed premium over a predetermined period. Premium payments may be required for the entire life of the contract, to a specified age or a fixed number of years, and may be level or change in accordance with a predetermined schedule. Whole life insurance includes some policies that provide a participation feature in the form of dividends. Policyholders may receive dividends in cash or apply them to increase death benefits or cash values available upon surrender, or reduce the premiums required to maintain the contract in-force.

Universal Life. Universal life insurance products provide coverage through a contract that gives the policyholder flexibility in premium payments and coverage amounts. Universal life products may allow the policyholder, within certain limits, to increase or decrease the amount of death benefit coverage over the term of the contract and to adjust the frequency and amount of premium payments. Universal life products are interest rate sensitive, and we determine the interest crediting rates during the contract period, subject to policy specific minimums. An equity-indexed universal life product is credited with interest using a return that is based, in part, on changes in an index, such as the Standard & Poor’s 500 Index (“S&P 500”), subject to a specified minimum.
Variable Universal Life. Variable universal life products provide insurance coverage on a similar basis as universal life, except that the policyholder bears the investment risk because the value of the policyholder’s account balance varies with the investment experience of the securities selected by the policyholder held in the separate account.
Credit Life Insurance. Credit life insurance products are sold in connection with a loan or other credit account. Credit life insurance products are designed to pay the lender the borrower’s remaining debt on a loan or credit account if the borrower dies during the coverage period.
Annuities
Deferred Annuities. A deferred annuity is an asset accumulation product. Deposits are received as a single premium deferred annuity or in a series of payments for a flexible premium deferred annuity. Deposits are credited with interest at our determined rates subject to policy minimums. For certain limited periods of time, usually from one to ten years, interest rates are guaranteed not to change. Deferred annuities usually have surrender charges that begin at issue and reduce over time and may have market value adjustments that can increase or decrease any surrender value. An equity-indexed deferred annuity is credited with interest using a return that is based, in part, on changes in an index, such as the S&P 500, subject to a specified minimum.
Single Premium Immediate Annuity (“SPIA”). A SPIA is purchased with one premium payment, providing periodic (usually monthly or annual) payments to the annuitant for a specified period, such as for the remainder of the annuitant’s life. Return of the original deposit may or may not be guaranteed, depending on the terms of the annuity contract.
Variable Annuities. With a variable annuity, the policyholder bears the investment risk because the value of the policyholder’s account balance varies with the investment experience of the separate account investment options selected by the policyholder. Our variable annuity products have no guaranteed minimum withdrawal benefits. This product accounts for less than 1% of our annuity business.
Property and Casualty
Personal Lines. Personal lines include insurance policies sold to individuals for auto, homeowners, and other similar exposures. Auto insurance covers specific risks involved in owning and operating an automobile. Homeowner insurance provides coverage that protects the insured owner’s property against loss from perils. Other personal insurance provides coverage for property such as boats, motorcycles and recreational vehicles, and umbrella protection coverage.
Commercial Lines. Commercial lines are primarily focused on providing insurance to agricultural related operations and small to midsize businesses. This includes property and casualty coverage tailored for a farm, ranch, or other agricultural-related businesses. Commercial auto insurance is typically issued in conjunction with the sale of our policies covering farms, ranches, and businesses and covers specific risks involved in owning and operating motor vehicles. Business owners' property and liability insurance, workers' compensation insurance, and other commercial insurance encompassing umbrella protection coverage and other liability coverages, are also offered.

Specialty Markets. Specialty Markets products include renters, mortgage security, aviation, private flood, and credit insurance. Credit insurance provides protection to borrowers and the creditors that extend credit to them against unpaid indebtedness as a result of death, disability, involuntary unemployment, or untimely loss to the collateral securing a personal or mortgage loan.
•Collateral or Creditor Protection Insurance (“CPI”). CPI provides insurance against loss, expense to recover, or damage to personal property pledged as collateral (typically automobiles and homes) resulting from fire, burglary, collision, or other loss occurrence that would either impair a creditor’s interest or adversely affect the value of the collateral. The coverage is purchased from us by the lender according to the terms of the credit obligation and charged to the borrower by the lender when the borrower fails to provide the required insurance.
•Guaranteed Auto Protection or Guaranteed Asset Protection (“GAP”). GAP insures the excess outstanding indebtedness over the primary property insurance benefits that may occur when there is a total loss to or an unrecovered theft of the collateral. GAP can be written on a variety of assets that are used as collateral to secure credit; however, it is most commonly written on automobiles.
Reinsurance
Within our Reinsurance business, we are focused primarily on the reinsurance of annuity-based products, and will primarily seek to transact with direct insurers and other reinsurers.
Annuities are insurance contracts that provide a defined income stream, typically for retirement planning. Policyholders deposit money with an insurance company in return for a fixed stream of cash flows either immediately or in the future. Reinsurance is an arrangement whereby an insurance company, the reinsurer, agrees to indemnify another insurance company, referred to as the ceding company or cedant, for all or a portion of the insurance risks that are underwritten by the ceding company. Reinsurance serves multiple purposes, including to (1) transfer insurance risk off of a ceding company’s balance sheet, enabling it to more efficiently manage balance sheet capacity to increase the volume of business it can underwrite (2) stabilize a ceding company’s operating results, (3) assist the cedant in achieving applicable regulatory requirements, and (4) optimize the overall financial strength and capital structure of the cedant.
Reinsurance may be structured as a block transaction, pursuant to which a reinsurer contractually assumes assets and liabilities associated with an in-force book of business, or as a flow arrangement, pursuant to which a reinsurer contractually agrees to assume assets and liabilities for future business.
We primarily seek to reinsure three types of annuity products: fixed annuities, fixed index annuities and payout annuities.
Fixed Annuities
A fixed annuity (“FA”) is a type of insurance contract that provides a fixed rate of investment return (often referred to as a crediting rate) for a specified period of time. Fixed rate reset annuities have a crediting rate that is typically guaranteed for a period of one year, after which insurers are able to change the crediting rate at their discretion, generally to any rate at or above a previously guaranteed minimum rate.
Insurers earn income on FA contracts by generating a net investment spread, which is based on the difference between income earned on the investments supporting the liabilities and the crediting rate owed to customers.
Fixed Index Annuities
A fixed index annuity (“FIA”) is an insurance contract in which the policyholder makes one or more premium deposits that earn interest at a crediting rate based on a specified market index. Policyholders are entitled to recurring or lump sum payments for a specified period of time. FIAs provide policyholders with the ability to earn interest without significant downside risk to their principal balance. A market index tracks the performance of a specific group of stocks or other assets representing a particular segment of the market, or in some cases, an entire market. A policyholder’s crediting rate in relation to a market index is based on the change in the relevant market index, subject to a pre-defined cap (a maximum rate that may be credited), spread (a credited rate determined by reducing a specific rate from the index return) and/or a participation rate (a credited rate equal to a percentage of the index return).

Insurers earn income on FIA contracts based on a net investment spread, which is the difference between income generated on investments supporting the liabilities and the interest that is credited to policyholders.
Payout Annuities
A payout annuity is an income-generating insurance product. In exchange for a lump-sum premium, the policyholder receives a series of guaranteed income payments for one lifetime, two lifetimes, or a specified period of time.
Insurers earn income on payout annuity contracts based on a net investment spread, which is the difference between income generated on investments supporting the liabilities and the interest that is credited to policyholders.
We operate our Reinsurance business through licensed operating companies, North End Re (Cayman) SPC (“NER SPC”) and North End Re Ltd (“NER Ltd.”). As of the date of this MD&A, our subsidiaries have reinsurance and retrocession agreements with two third parties to reinsure a block of U.S. annuities and fixed indexed annuities.
Pension Risk Transfer
PRT is the transfer by a corporate sponsor of the risks (or some of the risks) associated with the sponsorship and administration of a pension plan, in particular, investment risk and longevity risk, which is the risk of an increase in life expectancy of plan beneficiaries. These risks can be transferred either to an insurer like us through a group annuity transaction, or to an individual through a lump-sum settlement payment. PRT using insurance typically involves a single premium group annuity contract that is issued by an insurer, permitting the corporate pension plan sponsor to discharge certain pension plan liabilities from its balance sheet.
A PRT insurance transaction may be structured as either a buy-out annuity or a buy-in annuity. Under a buy-out annuity, a direct insurer enters into a group annuity contract with the plan sponsor and assumes the liability to fund, administer, and pay benefits covered under the contract directly to the individual pension plan members covered under the contract. Under a buy-in annuity, the insurer enters into a group annuity contract with the plan sponsor and is liable to fund and pay the benefits covered under the contract to the pension plan fund, with the plan sponsor retaining the liability to administer and pay pension benefits to plan members. In both cases, the insurer assumes the investment and longevity risk.
Insurers earn income on buy-out and buy-in group annuities by generating a net investment spread, which is based on the difference between income earned on the investments supporting the annuity contract and the cost of the pension liabilities assumed.
Today, our PRT business is operated in Canada and the United States. Our Canadian PRT business is operated through Brookfield Annuity Company (“BAC”), a Canadian domiciled, licensed and regulated direct life insurance company that provides PRT solutions to organizations across Canada. Under American National, we also operate a U.S. PRT business, which became licensed during 2022 and successfully completed its first PRT transaction in December 2022. Our North American PRT businesses are led by a team of experts in group annuities, pensions, insurance and investments.
SEGMENT REVIEW
The Company's operations are organized into three operating segments: Direct Insurance, Reinsurance, and PRT.
We measure operating performance primarily using DOE which measures our ability to acquire net insurance assets at a positive margin, and invest these assets at a return that is greater than the cost of policyholder liabilities.

Direct Insurance
The following table presents Distributable Operating Earnings of our Direct Insurance segment for the three and six months ended June 30, 2023 and 2022:

FOR THE PERIODS ENDED JUN. 30 US$ MILLIONS	Three Months Ended		Six Months Ended
	2023	2022	2023	2022
DOE	$150	$44	$260	$44
Comparison of the three and six months ended June 30, 2023 and 2022
DOE within our Direct Insurance business represents contribution from our direct origination annuity, life, P&C and health businesses operated by American National, which was acquired in the second quarter of 2022. We benefited from strong contributions from our life and annuities business and the continued repositioning of investments into higher yielding investments. The benefits were partly offset by higher homeowner's catastrophic ("CAT") losses from severe storms. DOE related to our Direct Insurance business also includes financing costs associated with subsidiary borrowings and corporate overhead directly related to the segment.

Reinsurance
The following table presents Distributable Operating Earnings of our Reinsurance segment for the three and six months ended June 30, 2023 and 2022:

FOR THE PERIODS ENDED JUN. 30 US$ MILLIONS	Three Months Ended		Six Months Ended
	2023	2022	2023	2022
DOE	$28	$6	$48	$10
Comparison of the three and six months ended June 30, 2023 and 2022
DOE within our Reinsurance business increased to $28 million in the quarter, primarily as a result of increase in interest income of $11 million due to market rates and deployment of capital. During the quarter, we recorded flow premiums on our reinsurance treaty with AEL of approximately $650 million, bringing total premiums reinsured under the treaty to approximately $7 billion of premiums to-date. DOE also benefited from rising interest rates over the last twelve months and the redeployment of assets into higher yielding investments in the period.
Pension Risk Transfer
The following table presents Distributable Operating Earnings of our PRT segment for the three and six months ended June 30, 2023 and 2022:

FOR THE PERIODS ENDED JUN. 30 US$ MILLIONS	Three Months Ended		Six Months Ended
	2023	2022	2023	2022
DOE	$10	$5	$21	$6
Comparison of the three and six months ended June 30, 2023 and 2022
During the quarter, the Company closed 8 PRT deals in the Canadian market and 18 PRT deals in the US market (2022 – 7), representing $530 million (2022 – $1 billion) of premiums. The increase in DOE from the prior year was a result of more business closed over the last twelve months, as well as higher investment income due to redeployment of assets into higher yielding investments.

Liquidity and Capital Resources
CAPITAL RESOURCES
We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances within our operating subsidiaries and maintain payments to policyholders, as well as maintain distributions to our shareholders. Our principal sources of liquidity are cash flows from our operations, and access to the Company’s third-party credit facility, and our credit facility and equity commitment with Brookfield. We proactively manage our liquidity position to meet liquidity needs and continue to develop relationships with lenders who provide borrowing capacity at competitive rates, while looking to minimize adverse impacts on investment returns. We look to structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if needed. Our corporate liquidity for the periods noted below consisted of the following:

AS AT JUN. 30, 2023 AND DEC. 31, 2022 US$ MILLIONS	2023	2022
Cash and cash equivalents	$415	$784
Liquid financial assets	228	241
Undrawn credit facilities	533	544
Total Corporate liquidity[1]	$1,176	$1,569
1.See “Performance Measures used by Management”.
As of the date of this MD&A, our liquidity is sufficient to meet our present requirements for the foreseeable future. In June 2021, Brookfield provided to the Company an equity commitment in the amount of $2.0 billion to fund future growth, which the Company may draw on from time to time. The equity commitment may be called by the Company in exchange for the issuance of class C shares or junior preferred shares. In addition, in connection with the Spin-off we entered into a credit agreement with Brookfield as the lender, providing for a three year revolving $400 million credit facility in addition to our $550 million revolving credit facility with external banks. We use the liquidity provided by our credit facilities for working capital purposes, and we may use the proceeds from the capital commitment to fund growth capital investments and acquisitions. The determination of which of these sources of funding the Company will access in any particular situation will be a matter of optimizing needs and opportunities at that time. As of the date of this MD&A, there were no amounts drawn on the Brookfield facility.
Today, we have significant liquidity within our insurance portfolios, giving us flexibility to invest in a rising rate environment and secure attractive investment opportunities. In addition to a portfolio of highly liquid financial assets, our operating companies have additional access to the liquidity from sources such as the Federal Home Loan Bank (“FHLB”) within our direct insurance business and short-term repurchase agreements within our pension risk transfer business to manage market exposure between the timing of transaction agreements being entered into and the receipt of assets. As at June 30, 2023, the Company had drawn $56 million of a total $1.0 billion of commitments available relating to these programs.
Liquidity within our operating subsidiaries may be restricted from time to time due to regulatory constraints. As at June 30, 2023, the company's cash and cash equivalents included $415 million of unrestricted cash resources that can be deployed to fund corporate activities as needed.

AS AT JUN. 30, 2023 AND DEC. 31, 2022 US$ MILLIONS	2023	2022
Cash and cash equivalents	$2,893	$2,145
Liquid financial assets	15,772	17,769
Undrawn credit facilities	533	544
Total liquidity[1]	$19,198	$20,458
1.See “Performance Measures used by Management”.

Comparison of the three and six months ended June 30, 2023 and 2022
The following table presents a summary of our cash flows and ending cash balances for the three and six months ended June 30, 2023 and 2022:

FOR THE SIX MONTHS ENDED JUN. 30 US$ MILLIONS	2023	2022
Operating activities	$762	$389
Investing activities	(1,560)	(3,954)
Financing activities	1,545	5,257
Cash and cash equivalents
Cash and cash equivalents, beginning of the period	2,145	393
Net change during the period	747	1,692
Foreign exchange on cash balances held in foreign currencies	1	(1)
Cash and cash equivalents, end of the period	$2,893	$2,084
Operating Activities
For the six months ended June 30, 2023, we generated $762 million of cash from operating activities compared to $389 million during 2022, mainly driven by interest and dividend income of $493 million received from our investment portfolios in the current period as well as premiums written from new flow reinsurance and PRT transactions.
Investing Activities
For the six months ended June 30, 2023, we reinvested liquid short term and fixed maturity investments that matured during the period and we deployed over $3 billion into new higher-yielding investments within our insurance operating subsidiaries' portfolios. These investments were primarily funded by new premiums and the sales and maturities of liquid securities. The purchase and sales, net of maturities, resulted in net deployment of $1.6 billion of cash from investing activities, compared to net deployment of $4.0 billion in the prior year period, which was mostly as a result of the acquisition of American National in May 2022.
Financing Activities
For the six months ended June 30, 2023, we received $1.5 billion of cash from financing activities, compared to $5.3 billion received in the same period in 2022. The proceeds in the current year period were mainly as a result of $1.6 billion net payments received on policyholders' account deposits policyholders’ account deposits and an increase of $268 million in our related party payables, partially offset by the net repayment of $420 million on our borrowings.
Financial Instruments
To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies by the Company. The following key principles form the basis of our foreign currency hedging strategy:
•We leverage any natural hedges that may exist within our operations;
•We utilize local currency debt financing to the extent possible; and
•We may utilize derivative contracts to the extent that natural hedges are insufficient.
As at June 30, 2023, our common equity was $1.9 billion and our adjusted equity was $5.0 billion. Adjusted Equity represents the total economic equity of our Company through its Class A, B, and C shares and the Junior Preferred Shares issued by our Company, excluding accumulated other comprehensive income. Refer to discussion on Non-GAAP Measures.

Included in equity and adjusted equity was approximately $180 million invested in Canadian dollars. As at June 30, 2023, we had a notional $2.6 billion (December 31, 2022 – $2.8 billion) of foreign exchange forward contracts in place to hedge against foreign currency risk.
For additional information, see Note 9, “Derivative Instruments” of the financial statements.
Future Capital Obligations and Requirements
Subsidiaries of the Company have investment commitment agreements to the maximum of $6.2 billion exclusive of taxes and other operating expenses (December 31, 2022 – $5.4 billion). As at June 30, 2023, $3.0 billion was funded (December 31, 2022 – $2.6 billion). The amounts are recognized as loans and receivables, unrated bonds and private equity investments.
For additional information, see Note 28, “Financial commitments and contingencies” of the financial statements.
The following is the maturity by year on corporate borrowings and subsidiary borrowings:

	Payments due by year
AS AT JUN. 30 2023 US$ MILLIONS	Total	Less than 1 year	1- 3 years	4 - 5 years	More than 5 years
Corporate borrowings	$1,740	$1,323	$—	$417	$—
Subsidiary borrowings	1,494	—	—	997	497
Capital management
Capital management is the on-going process of determining and maintaining the quantity and quality of capital appropriate to take advantage of the Company’s growth opportunities, to support the risks associated with the business and to optimize shareholder returns while fully complying with the regulatory capital requirements.
The Company takes an integrated approach to risk management that involves the Company’s risk appetite and capital requirements. The enterprise risk management framework includes a capital management policy that describes the key processes related to capital management. The capital management policy is reviewed at least annually and approved by the Board of Directors. The operating capital levels are determined by the Company’s risk appetite and Own Risk and Solvency Assessment (“ORSA”). Furthermore, stress techniques that include the Financial Conditions Testing (“FCT”) are used to evaluate the Company’s capital adequacy under sustained adverse scenarios.
BAC is subject to Life Insurance Capital Adequacy Test (“LICAT”) as determined by OSFI. The LICAT ratio compares the regulatory capital resources of a company to its Base Solvency Buffer or required capital. The total capital resources are provided by the sum of Available Capital, Surplus Allowance and Eligible Deposits.
NER SPC and American National are required to follow Risk Based Capital (“RBC”) requirements based on guidelines of the National Association of Insurance Commissioners (“NAIC”). RBC is a method of measuring the level of capital appropriate for an insurance company to support its overall business operations, in light of its size and risk profile. It provides a means of assessing capital adequacy, where the degree of risk taken by the insurer is the primary determinant.
NER Ltd. is required to maintain minimum statutory capital and surplus equal to the greater of a minimum solvency margin and the enhanced capital requirement as determined by the Bermuda Monetary Authority (“BMA”). The Enhanced Capital Requirement (“ECR”) is calculated based on the Bermuda Solvency Capital Requirement model, a risk-based model that takes into account the risk characteristics of different aspects of the company's business.
The Company has determined that it is in compliance with all capital requirements as at June 30, 2023 and December 31, 2022.

Brookfield Operating Results
An investment in the class A exchangeable shares of the company is intended to be, as nearly as practicable, functionally and economically, equivalent to an investment in Brookfield. A summary of Brookfield’s three months ended June 30, 2023 operating results is provided below:

	Three months ended		Six months ended
FOR THE PERIOD ENDED JUN. 30 US$ MILLIONS	2023	2022	2023	2022
Revenues	$23,668	$23,256	$46,965	$45,138
Net income	1,512	1,475	1,936	4,435
Each class A exchangeable share has been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share. We therefore expect that the market price of the class A exchangeable shares should be impacted by the market price of Brookfield Class A Shares and the business performance of Brookfield as a whole. In addition to carefully considering the disclosure made in this MD&A, you should carefully consider the disclosure made by Brookfield in its continuous disclosure filings. Copies of the Brookfield’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR at www.sedar.com.
Industry Trends and Factors Affecting Our Performance
As a financial services business providing capital based solutions to the insurance industry, we are affected by numerous factors, including global economic and financial market conditions. Price fluctuations within equity, credit, commodity and foreign exchange markets, as well as interest rates, which may be volatile and mixed across geographies, can significantly impact the performance of our business. We also monitor factors such as consumer spending, business investment, the volatility of capital markets, interest rates, unemployment and the risk of inflation or deflation, which affect the business and economic environment and, in turn, impact the demand for the type of financial and insurance products offered by our business. We believe the following current trends present significant opportunities for us to grow our business.
•Financial market volatility and dislocations across asset classes favor insurers with diverse investment portfolios and access to alternative credit. Insurers primarily invest in public market fixed income products and are exposed to public market valuations. Insurers with an ability to diversify investment portfolios to include alternative and private credit assets provide more favorable investment performance.
•Many insurers are looking for ways to shift toward less asset-intensive insurance products. Given the capital-intensive nature of life and annuity liabilities, many insurance companies with diversified exposure are looking to reduce their exposure to life and annuity products, including through reinsurance, in order to free up capital that they can deploy in support of less asset-intensive products and business lines.
•Recent market conditions are exposing under-capitalized companies. Some writers of annuity products are facing higher hedging costs amidst volatile markets, and changes in regulatory standards are increasing the transparency of liability valuations in the current low-rate environment. This has necessitated a need to raise or otherwise free up capital, and the reinsurance market offers writers of annuity products an opportunity to do so. We have access to capital and are able to provide capital support to these companies.
•Public market valuations have compressed while capital needs have grown. Insurers are trading at cyclical lows, and given the prevailing market environment, are looking to partner with organizations like ours that can provide solutions to address capital needs.

Market Risk
Our statements of financial position within our financial statements include substantial amounts of assets and liabilities whose fair values are subject to market risks. Our significant market risks are primarily associated with interest rates, foreign currency exchange rates and credit risk. The fair values of our investment portfolios remain subject to considerable volatility. The following sections address the significant market risks associated with our business activities.
Foreign Exchange Rate Risk
The company’s obligations under its insurance contracts are denominated in Canadian and United States dollars but a portion of the assets supporting these liabilities are denominated in non-Canadian and non-United States dollars. We manage foreign exchange risk using foreign exchange forwards. Our investment policy sets out the foreign currency exposure limits and types of derivatives permitted for hedging purposes.
Our net assets are subject to financial statement translation into U.S. Dollars. All of our financial statement translation-related impact from changes in foreign currency rates is recorded in other comprehensive income.
Interest Rate Risk
Interest rates currently increased in many jurisdictions in which we operate in 2023 but remain at relatively low levels by historical standards. The company’s asset liability management practices and interest rate risk management allows the company to mitigate the impact of interest rate volatility on the business. However, sudden or unexpected changes in interest rates may cause certain market dislocations that could negatively impact our financial performance. Interest rate increases would also increase the amount of cash required to service our obligations and our earnings could be adversely impacted as a result thereof.
The company manages interest rate risk through their asset liability management, which we refer to as ALM, the framework whereby the effective and key rate durations of the investment portfolio are closely matched to that of the insurance reserves. Within the context of the ALM framework, we use derivatives including interest rate swaps and futures to reduce market risk. For the annuity business, where the timing and amount of the benefit payment obligations can be readily determined, the matching of asset and liability cash flows is effectively controlled through this comprehensive duration management process.
Other Price Risk
Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.
The Company's exposure to the equity markets is managed by sector and individual security and is intended to track the S&P 500 with minor variations. The Company mitigates the equity risk by diversification of the investment portfolio.
The Company also has equity risk associated with the equity-indexed life and annuity products the Company issues. The Company has entered into derivative transactions, primarily over-the-counter equity call options, to hedge the exposure to equity-index changes.
Credit Risk
Credit risk is the risk of loss from amounts owed by counterparties and arises any time funds are extended, committed, owed or invested through actual or implied contractual arrangements including reinsurance. The company is primarily exposed to credit risk through its investments in debt securities.
We manage exposure to credit risk by establishing concentration limits by counterparty, credit rating and asset class. To further minimize credit risk, the financial condition of the counterparties is monitored on a regular basis. These requirements are outlined in our investment policy.

Insurance Risk
The company makes assumptions and estimates when assessing reinsurance and insurance risks, and significant deviations, particularly with regards to longevity and policyholder behavior, could adversely affect our business, financial condition, results of operations, liquidity and cash flows. All transaction terms are likely to be determined by qualitative and quantitative factors, including our estimates. If we reinsure a block of business, there can be no assurance that the transaction will achieve the results expected at the time of the block’s acquisition. These transactions expose us to the risk that actual results materially differ from those estimates.
We manage insurance risk through choosing whether to purchase reinsurance for certain amounts of risk underwritten within our pension risk transfer business, and we may also look to further reinsure certain amounts of risk we assume under our reinsurance agreements.
Legal Risk
In the future we may be parties in actions that routinely arise out of the normal course of business, including legal actions seeking to establish liability directly through insurance contracts or indirectly through reinsurance contracts issued by our subsidiaries. Plaintiffs occasionally seek punitive or exemplary damages. We do not believe that such normal and routine litigation will have a material effect on our financial condition or results of operations. We are also involved from time to time in other kinds of legal actions, some of which assert or may assert claims or seek to impose fines and penalties. We believe that any liability that may arise as a result of other pending legal actions will not have a material effect on our financial statements.
Operational Risk
Operational risk is the potential for loss resulting from inadequate or failed internal processes, people and systems, or from external events. The company’s internal control processes are supported by the maintenance of a risk register and independent internal audit review. The risk of fraud is managed through a number of processes including background checks on staff on hire, annual code of conduct confirmations, anti-bribery training and segregation of duties.
We have significant outsourcing arrangements in respect of pension administration and other functions. These arrangements are subject to agreements with formal service levels, operate within agreed authority limits and are subject to regular review by senior management. Material outsourcing arrangements are approved and monitored by the Board of Directors.
Disaster recovery and business continuity plans have also been established to manage the company’s ability to operate under adverse conditions.
Critical Accounting Estimates
The preparation of the financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year or in the year of the revision and future years if the revision affects both current and future years. Refer to Critical Accounting Estimates in the financial statements for the year ended December 31, 2022 filed with the SEC on June 28th, 2023.

Performance Measures Used by Management
To measure performance, we focus on net income and total assets, as well as certain non-GAAP measures, including Distributable Operating Earnings and Adjusted Equity. In addition, we provide certain metrics such as Total Corporate Liquidity and Total Liquidity which we believe are useful to investors to provide additional insights into assets within the business available for redeployment. Refer to the “Segment Review” section of this MD&A for further discussion on our performance measures for the three and six months ended June 30, 2023 and 2022.

Non-GAAP Measures
We regularly monitor certain Non-GAAP measures that are used to evaluate our performance and analyze underlying business performance and trends. We use these measures to establish budgets and operational goals, manage our business and evaluate our performance. We also believe that these measures help investors compare our operating performance with our results in prior years. These Non-GAAP financial measures are provided as supplemental information to the financial measures presented in this MD&A that are calculated and presented in accordance with GAAP. These Non-GAAP measures are not comparable to GAAP and may not be comparable to similarly described Non-GAAP measures reported by other companies, including those within our industry. Consequently, our Non-GAAP measures should not be evaluated in isolation, but rather, should be considered together with the most directly comparable GAAP measure in our consolidated financial statements for the years presented. The Non-GAAP financial measures we present in this MD&A should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.
Distributable Operating Earnings
We use Distributable Operating Earnings to assess operating results and the performance of our businesses. We define distributable operating earnings as net income excluding the impact of depreciation and amortization, deferred income taxes, and breakage and transaction costs, as well as certain investment and insurance reserve gains and losses, including gains and losses related to asset and liability matching strategies and change in market risk benefits, and is inclusive of returns on equity invested in certain variable interest entities and our share of adjusted earnings from our investments in certain associates.
Distributable Operating Earnings is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by GAAP. Distributable Operating Earnings is therefore unlikely to be comparable to similar measures presented by other issuers.
We believe our presentation of Distributable Operating Earnings is useful to investors because it supplements investors’ understanding of our operating performance by providing information regarding our ongoing performance that excludes items we believe do not directly affect our core operations. Our presentation of Distributable Operating Earnings also provide investors enhanced comparability of our ongoing performance across years.
Adjusted Equity
Adjusted Equity represents the total economic equity of our Company through its Class A, B, and C shares and the Junior Preferred Shares issued by our Company, excluding accumulated other comprehensive income. We use Adjusted Equity to assess our return on our equity.

The followings contain further details regarding our use of our Non-GAAP measures, as well as a reconciliation of net income and total equity to these measures:
Reconciliation of Non-GAAP Measures
The following table reconciles our net income to Distributable Operating Earnings:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 US$ MILLIONS	2023	2022	2023	2022
Net income	$360	$25	$267	$181
Net investment gains and losses, including funds withheld	(313)	190	(168)	92
Mark-to-market on insurance contracts and other net assets	92	(165)	189	(218)
Deferred income tax expense	11	7	(2)	11
Transaction costs	5	20	9	24
Equity accounted (income) loss	—	(34)	—	(34)
Depreciation	5	3	10	3
Distributable Operating Earnings	$160	$46	$305	$59

The following table reconciles our equity to Adjusted Equity:

AS AT JUN. 30 US$ MILLIONS	2023	2022
Total equity	$1,911	$1,470
Add:
Accumulated Other Comprehensive Loss (Income)	501	561
Junior preferred shares	2,635	2,470
Adjusted equity	$5,047	$4,501
Forward-Looking Information
In addition to historical information, this MD&A contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information may relate to the company and Brookfield’s outlook and anticipated events or results and may include information regarding the financial position, business strategy, growth strategy, budgets, operations, financial results, taxes, dividends, distributions, plans and objectives of the company. Particularly, information regarding future results, performance, achievements, prospects or opportunities of the company, Brookfield's or the Canadian, U.S. or international markets is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”.
The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements.

The following factors, among others, could cause our actual results to vary from our forward-looking statements:

We caution that the factors that may affect future results described in this MD&A are not exhaustive. The forward-looking statements represent our views as of the date of this MD&A and should not be relied upon as representing our views as of any date subsequent to the date of this MD&A. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our most recent Annual Report on Form 20-F and other risks and factors that are described therein.